WE COULDN'T STAY
LITTLE



2003 ANNUAL REPORT | CARTER'S, INC.



THE #1 BABY AND
YOUNG CHILDREN'S
BRAND IN AMERICA

ONE BEAUTIFUL BABY

IF WE COULD JUST STAY LITTLE

On October 24, 2003, Berkshire Partners LLC proudly presented CRI to the investment world.
The IPO raised gross proceeds of $137 million and enabled us to reduce long-term debt.

This is the story of the birth, growth and future of the most powerful baby and young
children's brand in America.

ANNOUNCING A
NEW ARRIVAL



TEN YEARS OF ANNUAL REVENUE GROWTH

2003 HIGHLIGHTS

- Record revenues: $703.8 million, up 21%
- Record earnings: $23.3 million, up 21%
- Record operating cash flow: $40.5 million
- Growth in all channels
- Growth in all product categories

- Successful initial public offering
- Debt reduced by 29%, annual interest costs reduced by $8 million
- Launched *Child of Mine* brand to substantially all Wal-Mart stores nationwide



President, and Chief Executive Officer

DEAR SHAREHOLDERS:

If you are a parent, you probably already know that Carter's makes essential products for children from newborn through age six: baby, sleepwear, playclothes, and related accessories. What you may not know is that Carter's is the largest branded marketer of apparel for young children, we dominate our segment of the $18 billion children's apparel market, and the *Carter's* brand sells four times more baby clothing than our closest competitor. When it comes to babies and young children, *Carter's* is overwhelmingly first in mind, first in preference, and the first choice for gifts.

Carter's simply means trust. From generation to generation, we've earned emotional equity unlike any other apparel brand for young children. Over 94% of mothers and grandmothers know us, and every year, hundreds of customers write to say how much they love *Carter's*. As an important part of childhood, our brand is associated with good memories, the wonderful new world of parenthood, grandparenthood, and the celebration of new life.

How does a 139 year-old company stay young? By consistently providing high-quality, essential products at popular prices. By working constantly to refresh our colors, fabrics, and creative art. By knowing what works, doing it the best way possible, and working hard to do it better, year after year.

Focus: narrow and deep, proven and profitable. It's astonishing but true that just 10 basic *Carter's* styles account for over 80% of our Baby and Sleepwear sales. Our pajamas, bibs, bodysuits, sleepers, and blankets are everyday must-have products, and more than two-thirds of our products carry over from season to season, changing only in creative art and color. In fact, over 80% of Carter's Baby products are in such demand that our wholesale customers reorder them automatically. These essential, basic products provide a secure foundation for sustainable growth.

Babies are always in style. Three major U.S. trends ensure a consistent and growing supply of Carter's customers. First, a new baby arrives every eight



seconds, and this birthrate is expected to increase steadily for decades. Second, the average age of a new mother is 25 – as high as it has ever been – and today's parents and grandparents have more disposable income. Third, children grow fast. By age six, they have typically grown through ten sizes of our playclothes and pajamas. One more note: every baby wearing *Carter's* today is a potential customer for life.

The advantages of leadership. We lead a market segment that is, by many standards, the most desirable in the apparel industry. Baby and childrenswear grew over 3% last year, despite a decline in the total apparel industry. In fact, Carter's has averaged over 10% annual revenue growth for the past decade, and we expect that rate to continue. Our sustained leadership has enabled us to build a strong and profitable relationship with each major customer.

Hard work, teamwork, and good work. It's appropriate to mention Carter's determined executive team. We average 20 years in the business, most of us have worked together for decades, and we're united by a fierce commitment to continuing the quality of our products, our brand, and our company. I believe that meeting the needs of millions of children is one of the most satisfying jobs in the world.

Thank you for your investment in Carter's.

Frederick J. Rowan, II
Chairman of the Board of Directors,
President, and Chief Executive Officer



THE RIGHT NAME

A BELOVED AND POWERFUL BRAND

Ask any mother or grandmother to finish the phrase, "If they could just stay little ..." to understand the strength of our name. *Carter's* is simply the most trusted baby and young children's brand in the U.S. With that trust comes the confidence to repeatedly buy, use, and recommend our products, generation after generation. Because of this trust and heritage, *Carter's* is the brand chosen most often as a baby gift.

A BABY'S FIRST GIFT,
A MOTHER'S FIRST PURCHASE

10 BASIC CARTER'S STYLES
ACCOUNT FOR OVER 80% OF OUR
BABY AND SLEEPWEAR SALES

CAREFUL STEPS

CAPITALIZING ON A PROVEN FORMULA

Our success is the result of always doing things better. We continue to develop new colors and collections. Our clothing is comprised of Carter's Starters, Carter's Classics, Carter's Sleepwear, and Carter's Playclothes. Each program is designed to serve a different end use. Carter's Starters are value-priced layette items such as bodysuits, blankets, and sleepers. Carter's Classics include our clothing and accessories that mix-and-match and appeal to gift-givers. Carter's is replicating the successful Baby and Sleepwear strategies of focusing on essential, basic products to expand into the Playclothes market.

We create a powerful brand experience for the consumer through in-store presentation, innovative packaging, and marketing communications. With our licensing program, we extend our brands into key product categories. Our licensing partners create infant bedding, room décor, plush toys, shoes, socks, and accessories to increase brand equity.









BIG PLAYGROUND

MULTIPLE CHANNELS AND REVENUE STREAMS

Carter's 2003 sales mix is 51% wholesale, 37% retail, and 12% mass channel. Just over half of our products are sold in the country's leading retail stores including Kohl's, Babies "R" Us, JCPenney, Sears, Federated, and May Company.

As the top children's outlet retailer in the country, Carter's easily outperformed the industry with six consecutive years of comp store growth through 2002. Retail sales grew 4% in 2003 with a slight comp store decline of 1.8%. We now have 169 retail store locations and plan to add 10 new stores in each of the next five years.

Our sales in the mass channel showed strong growth in 2003. Our *Child of Mine* brand shipped to over 2,900 Wal-Mart stores nationwide in June 2003. The *Tykes* brand at Target is their #1 baby apparel brand. Together, these brands now reach over 75% of the $6 billion mass channel market.



CARTER'S BUILDS
BRAND EQUITY THROUGH OUR CORE
PRODUCT STRATEGY

GROWING EVERY DAY

LEVERAGING THE STRENGTH OF OUR BRAND

Carter's has evolved into a global sourcing company. Each year, we source millions of units for sale and distribution nationwide. As a result, Carter's strengths include high-quality sourcing and flexible, responsive supply chain management. Our competitive advantages are sustainable, our opportunities are significant, and our brand equity has never been higher. In 2004, we intend to:

• grow dominance and share in the Baby and Sleepwear markets;

• replicate our successful Baby and Sleepwear strategy to continue building share in the Playclothes market;

• extend the reach and productivity of our branded retail stores; and

• drive brand leadership in the mass channel.



NONSTOP ENERGY

RESULTING IN A STRONG TRACK RECORD

There's always room to grow. In 2003, we significantly upgraded our merchandising skills and expanded our distribution capabilities to support long-term growth objectives. We have initiated projects to reduce costs and cycle times, to continue to leverage our revenue growth with the leading retailers and with key suppliers, and to redesign our product development process for better efficiencies.

Teamwork, creativity and discipline define our culture and are reflected in our brand. Not surprisingly, we find that these are also the demands of successful parenting.

CARTER'S CONTINUALLY BUILDS SUCCESS



While *Carter's* dominates in Baby and Sleepwear, the market for Playclothes represents a significant growth opportunity. A $13 billion market, over five times the size of Baby and Sleepwear combined, Playclothes is extremely fragmented and has no dominant brand.

In 2003, our share of Playclothes grew from 3% to 5% and Carter's brand sales increased by 22%. In 2004 and beyond, Carter's will continue to grow in this relatively new and much bigger sandbox by focusing on core products and expanding our full-package sourcing capabilities.

THE PLAYCLOTHES MARKET
IS OVER FIVE TIMES THE SIZE OF
THE BABY AND SLEEPWEAR
MARKETS COMBINED



CHILDHOOD IS AN
AMAZING JOURNEY
AND CARTER'S IS THERE
EVERY STEP OF THE WAY



PRODUCT CATEGORIES



CHANNEL MIX

FINANCIAL CONTENTS

The following table sets forth selected financial and other data as of and for the five fiscal years ended January 3, 2004 (fiscal 2003). As a result of certain adjustments made in connection with the acquisition of Carter's, Inc. by a special purpose entity formed by Berkshire Partners LLC ("Berkshire Partners"), its affiliates, and associated investors (the "Acquisition"), the results of operations for fiscal 2003 and 2002 and the period from August 15, 2001 through December 29, 2001 (the "Successor" periods) are not comparable to prior periods. The selected financial data for the five fiscal years ended January 3, 2004 were derived from our Audited Consolidated Financial Statements. Our fiscal year ends on the Saturday in December or January nearest to the last day of December. Consistent with this policy, fiscal 2003 ended on January 3, 2004 and fiscal 2002 ended on December 28, 2002. As a result, fiscal 2003 contained 53 weeks of financial results and fiscal 2002 contained 52 weeks of financial results.

The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Financial Statements and Supplementary Data."

(dollars in thousands, except per share data)	Successor[a]			Predecessor[b][c]		
	Fiscal Years		For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001[d]	Fiscal Years	
	2003	2002			2000	1999
OPERATING DATA:						
Wholesale sales	$356,888	$301,993	$118,116	$144,779	$244,136	$223,612
Retail sales	263,206	253,751	108,091	127,088	215,280	183,312
Mass channel sales	83,732	23,803	9,573	10,860	3,959	–
Total net sales	703,826	579,547	235,780	282,727	463,375	406,924
Cost of goods sold	448,540	352,151	149,352	182,863	293,340	271,844
Gross profit	255,286	227,396	86,428	99,864	170,035	135,080
Selling, general, and administrative expenses	188,028	174,110	57,987	88,895	135,322	117,334
Acquisition-related charges[e]	–	–	–	11,289	–	–
Write-down of long-lived assets[f]	–	150	–	3,156	–	7,124
Plant closure costs[g]	1,041	–	(268)	1,116	–	–
Deferred charge write-off[h]	–	923	–	–	–	–
Management fee termination[i]	2,602	–	–	–	–	–
Royalty income	(11,025)	(8,352)	(2,624)	(4,993)	(5,808)	(4,233)
Operating income	74,640	60,565	31,333	401	40,521	14,855
Interest income	(387)	(347)	(207)	(73)	(303)	–
Loss on extinguishment of debt[j]	9,455	–	–	12,525	–	–
Interest expense	26,646	28,648	11,307	11,803	18,982	20,437
Income (loss) before income taxes and cumulative effect of change in accounting principle	38,926	32,264	20,233	(23,854)	21,842	(5,582)
Provision for (benefit from) income taxes	15,648	13,011	7,395	(6,857)	8,835	(1,782)
Income (loss) before cumulative effect of change in accounting principle	23,278	19,253	12,838	(16,997)	13,007	(3,800)
Cumulative effect of change in accounting principle, for revenue recognition, net of income tax benefit of $217[k]	–	–	–	–	354	–
Net income (loss)	$ 23,278	$ 19,253	$ 12,838	$ (16,997)	$ 12,653	$ (3,800)

(dollars in thousands, except per share data)	Successor[a]			Predecessor[b][c]		
	Fiscal Years		For the period from August 15, 2001 through December 29,	For the period from December 31, 2000 through August 14,	Fiscal Years	
	2003	2002	2001	2001 [d]	2000	1999
PER COMMON SHARE DATA[l]:						
Basic net income (loss)	$ 0.99	$ 0.86	$ 0.57	$ (0.44)	$ 0.33	$ (0.10)
Diluted net income (loss)	$ 0.92	$ 0.82	$ 0.56	$ (0.44)	$ 0.33	$ (0.10)
Dividends	$ 1.10	—	—	—	—	—
Basic weighted average shares	23,611,372	22,453,088	22,332,136	38,752,744	38,759,508	38,926,812
Diluted weighted average shares	25,187,492	23,544,900	23,086,845	38,752,744	38,759,508	38,926,812
BALANCE SHEET DATA (END OF PERIOD):						
Working capital[m]	$150,632	$131,085	$ 111,148		$ 87,862	$ 83,471
Total assets	646,102	643,349	604,162		327,545	314,944
Total debt, including current maturities	212,713	297,622	298,742		161,400	162,300
Stockholders' equity	272,536	179,359	158,338		69,596	56,953
CASH FLOW DATA:						
Net cash provided by operating activities	$ 40,506	$ 27,304	$ 31,113	$ 168	$ 24,197	$ 36,458
Net cash used in investing activities	(16,472)	(15,554)	(247,459)	(9,266)	(19,217)	(12,362)
Net cash (used in) provided by financing activities	(23,535)	(880)	240,514	5,925	(4,698)	(24,667)
OTHER DATA:						
EBITDA[n]	$ 87,401	$ 79,258	$ 38,251	$ 121	$ 57,687	$ 31,710
Gross margin	36.3%	39.2%	36.7%	35.3%	36.7%	33.2%
Depreciation and amortization	$ 22,216	$ 18,693	$ 6,918	$12,245	$ 17,520	$ 16,855
Capital expenditures	17,347	18,009	9,556	9,480	17,179	12,726

NOTES TO SELECTED FINANCIAL DATA

(a) As a result of the Acquisition, we adjusted our assets and liabilities to their estimated fair values as of August 15, 2001. In addition, we entered into new financing arrangements and changed our capital structure in connection with the Acquisition. At the time of the Acquisition, we adopted the provisions of Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which affect the amortization of goodwill and other intangibles. Accordingly, the results as of the end of and for the Successor period from August 15, 2001 through December 29, 2001, the Successor fiscal years 2002 and 2003 are not comparable to prior periods.

(b) On a pro forma basis, assuming SFAS 142 was in effect for all periods presented, pro forma (loss) income before income taxes and cumulative effect of change in accounting principle for revenue recognition would have been $(21.8) million for the Predecessor period from December 31, 2000 through August 14, 2001, $25.1 million for the Predecessor fiscal year 2000, and $(2.3) million for the Predecessor fiscal year 1999. Pro forma net (loss) income would have been $(15.5) million for the Predecessor period from December 31, 2000 through August 14, 2001, $14.9 million for the Predecessor fiscal year 2000, and $(1.5) million for the Predecessor fiscal year 1999.

(c) The stockholder's equity of The William Carter Company ("TWCC"), as of January 3, 2004 equals that of Carter's, Inc., however, its components of common stock and additional paid-in capital accounts are different. Subsequent to the Acquisition described in Note (a) above, there are substantially no differences in the statements of operations and cash flows of Carter's, Inc. and TWCC and substantially no differences in the balance sheet other than the components of stockholder's equity. Prior to the Acquisition described in Note (a) above, differences existed between Carter's, Inc. and TWCC that resulted from the treatment of $20.0 million in outstanding 12% senior subordinated notes on Carter's, Inc. (formerly Carter Holdings, Inc.). The proceeds of these senior subordinated notes were used by Carter's, Inc. to purchase all of the outstanding redeemable preferred stock of TWCC. As a result, there were differences in the statements of operations between Carter's, Inc. and TWCC in interest expense, debt issuance amortization expense, and income tax expense. Differences in the balance sheets between Carter's, Inc. and TWCC included deferred debt issuance costs, current and deferred taxes, taxes payable, current and long-term debt, and equity. The following provides a reconciliation of the differences in net (loss) income between Carter's, Inc. and TWCC as of and for the Predecessor period from December 31, 2000 through August 14, 2001 and for the Predecessor fiscal years ended December 30, 2000 and January 1, 2000 in addition to TWCC's balance sheet, cash flow, and other data:

(dollars in thousands)	For the period from December 31, 2000 through August 14, 2001[(d)]	Fiscal Years 2000	1999
Carter's, Inc. net (loss) income	$(16,997)	$ 12,653	$ (3,800)
Interest expense (net of tax)	992	1,623	1,608
Debt issuance amortization (net of tax)	107	169	168
Loss on extinguishment of debt (net of tax)	1,470	–	–
TWCC net (loss) income	$(14,428)	$ 14,445	$ (2,024)
TWCC BALANCE SHEET DATA:			
Working capital[(m)]		$ 84,336	$ 81,508
Total assets		325,988	313,133
Total debt, including current maturities		141,400	142,300
Redeemable preferred stock		19,116	18,902
Common stockholder's equity		65,397	53,615
TWCC CASH FLOW DATA:			
Net cash provided by operating activities	$ 1,375	$ 26,637	$ 38,891
Net cash used in investing activities	(9,266)	(19,217)	(12,362)
Net cash provided by (used in) financing activities	4,718	(7,138)	(27,100)
OTHER DATA:			
Depreciation and amortization	$ 12,245	$ 17,520	$ 16,855

(Predecessor)

(d) In the first quarter of 2003, we adopted the provisions of SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 rescinds Financial Accounting Standards Board ("FASB") Statement No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result, the criteria in Accounting Principles Board Opinion 30 will now be used to classify those gains and losses. Accordingly, charges related to the extinguishment of debt during the Predecessor period from December 31, 2000 through August 14, 2001, as more fully described in note (j) below, have been reclassified to conform to the provisions of SFAS 145.

(e) The Acquisition-related charges for the Predecessor period from December 31, 2000 through August 14, 2001 include $4.5 million in management bonuses and $6.8 million in other seller expenses.

(f) The write-down of long-lived assets for the Predecessor 1999 fiscal year represents a $6.9 million write-down in the carrying value of our textile facility assets, for which the operations were closed in December 1999, and a loss of approximately $200,000 on property, plant, and equipment related to the closures of three domestic sewing facilities. The $3.2 million write-down of long-lived assets for the Predecessor period from December 31, 2000 through August 14, 2001 relates to the closure of two domestic manufacturing facilities in that period. The $150,000 write-down in the Successor fiscal year 2002 relates to a reduction in the carrying value of land and building held for sale located in Barnesville, Georgia that was sold in the Successor fiscal year 2003.

(g) The $1.1 million in plant closure costs for the Predecessor period from December 31, 2000 through August 14, 2001 relate to closure costs associated with two domestic manufacturing facilities. The $1.0 million in plant closure costs for the Successor 2003 fiscal year relates to the closure of our two sewing facilities located in Costa Rica and includes $0.2 million of asset impairment charges, $0.5 million of severance, and $0.3 million of other closure costs.

(h) The deferred charge write-off in the Successor fiscal year 2002 reflects the write-off of $0.9 million of previously deferred costs associated with the filing of a registration statement on Form S-1 in August 2002, to register an initial public offering of Carter's, Inc.'s common stock.

(i) Reflects the payment of $2.6 million to terminate the Berkshire Partners LLC management agreement upon completion of our initial public offering of Carter's, Inc.'s common stock on October 29, 2003.

(j) Debt extinguishment charges for the Predecessor period December 31, 2000 through August 14, 2001 reflect the write-off of debt issuance costs of approximately $4.7 million and a debt redemption premium of approximately $7.8 million. Debt extinguishment charges for the Successor 2003 fiscal year reflect the write-off of $2.4 million of debt issuance costs resulting from the redemption of $61.3 million of our 10.875% senior subordinated notes and the prepayment of $11.3 million in term loan indebtedness, a debt redemption premium of approximately $6.7 million, and a $0.4 million write-off of the related note discount.

(k) In fiscal 2000, we recorded the cumulative effect of a change in accounting principle in order to comply with guidance provided by the Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." On a pro forma basis, assuming this accounting change for revenue recognition is applied retroactively, net income (loss) would have been $13.0 million in fiscal 2000 and $(3.4) million in fiscal 1999.

(l) As a result of the Acquisition, our capital structure and the number of outstanding shares were changed. Accordingly, earnings per share in Predecessor periods are not comparable to earnings per share in Successor periods.

(m) Represents total current assets less total current liabilities.

carter's

(n) EBITDA represents earnings before interest, income tax expense, depreciation, and amortization. EBITDA is presented because it is one measurement used by management in assessing financial performance, and we believe it is helpful to investors, securities analysts, and other interested parties, in evaluating performance of companies in our industry. EBITDA also closely tracks, after specified adjustments, the defined terms "Consolidated Adjusted EBITDA" and "Consolidated Cash Flow" that are the bases for calculating our financial debt covenants and restrictions under the senior credit facility and our senior subordinated notes. EBITDA is not a measurement of financial performance under generally accepted accounting principles in the United States of America. It should not be considered as an alternative to cash flow from operating activities, as a measure of liquidity, or an alternative to net income indicating our operating performance or any other measures of performance derived in accordance with generally accepted accounting principles in the United States of America. Our definition and calculation of EBITDA may not be comparable to similarly titled measures used by other companies.

A reconciliation of EBITDA to net income (loss) is presented below:

	Successor[a]			Predecessor[b]		
	Fiscal Years		For the period from August 15, 2001 through December 29,	For the period from December 31, 2000 through August 14,	Fiscal Years	
(dollars in thousands)	2003	2002	2001	2001[d]	2000	1999
EBITDA	$ 87,401	$ 79,258	$ 38,251	$ 121	$ 57,687	$ 31,710
Depreciation and amortization expense	(22,216)	(18,693)	(6,918)	(12,245)	(17,520)	(16,855)
Interest income	387	347	207	73	303	–
Interest expense	(26,646)	(28,648)	(11,307)	(11,803)	(18,982)	(20,437)
(Provision for) benefit from income taxes	(15,648)	(13,011)	(7,395)	6,857	(8,835)	1,782
Net income (loss)	$ 23,278	$ 19,253	$ 12,838	$(16,997)	$ 12,653	$ (3,800)

The following is a discussion of our results of operations and current financial position. You should read this discussion in conjunction with our consolidated historical financial statements and notes included elsewhere in this annual report. Our discussion of our results of operations and financial condition includes various forward-looking statements about our markets, the demand for our products and services, and our future results. We based these statements on assumptions that we consider reasonable. For information about risks and exposures relating to our business and our company, you should read the section entitled "Risk Factors" in our final prospectus dated October 23, 2003. Actual results may differ materially from those suggested by our forward-looking statements for various reasons including those discussed in the "Risk Factors" section. Those risk factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. Except for any ongoing obligations to disclose material information as required by the federal securities laws, we do not have any intention or obligation to update forward-looking statements after we file this annual report.

OVERVIEW

We are the largest branded marketer of apparel for babies and young children in the United States based on our market share of 6.7%. We sell our products to approximately 370 department store, national chain, and specialty accounts, which together accounted for 51% of our net sales during fiscal 2003. Additionally, we operate 169 Carter's retail stores, which accounted for 37% of our net sales during fiscal 2003. We also sell our products in the mass channel under the *Tykes* brand in over 1,200 Target stores and under our *Child of Mine* brand in over 2,900 Wal-Mart stores. Sales from the mass channel accounted for 12% of our net sales during fiscal 2003.

Consolidated net sales have increased from $406.9 million in 1999 to $703.8 million in 2003. This represents a compound annual growth rate of 14.7%. During this period, wholesale net sales have increased at a compound annual growth rate of 12.4%, from $223.6 million to $356.9 million; net sales at our Carter's retail stores increased at a compound annual growth rate of 9.5% from $183.3 million to $263.2 million; and sales in the mass channel (which began during the fourth quarter of 2000) increased from $4.0 million to $83.7 million. We believe the increase in wholesale net sales resulted primarily from the strength of the *Carter's* brand in the marketplace relative to our branded and private label competitors. The increase in our retail stores net sales resulted primarily from new store openings. We believe the mass channel represents a significant growth opportunity for us given the strength of the *Tykes* brand at Target and our *Child of Mine* brand at Wal-Mart. In 2003, Target and Wal-Mart together represented 23% of all sales of apparel products for babies and young children in the United States.

Growth in recent years has been driven by strong product performance made possible through our global sourcing strategy. We have hired additional people with experience in sourcing products from third-party manufacturers through-out the world, primarily from the Far East. Since launching our global sourcing initiative, we have experienced significant improvement in product quality, lower product costs, and improvement in product margins. Our global sourcing network has also provided the opportunity to more competitively price our products and increase market share. Our expanded sourcing network has also enabled us to enter the mass channel. In December 2000, we successfully launched the *Tykes* brand at all Target stores. Additionally, during the second quarter of 2003, we began shipping products under our *Child of Mine* brand to substantially all Wal-Mart stores in the United States.

On October 29, 2003, we completed an initial public offering of Carter's, Inc.'s common stock including the sale of 5,390,625 shares by us and 1,796,875 shares by the selling stockholders, primarily Berkshire Partners LLC and its affiliates. Net proceeds to us from the offering totaled $93.9 million. On November 28, 2003, we used approximately $68.7 million of the proceeds to redeem approximately $61.3 million in outstanding senior subordinated notes and pay a redemption premium of approximately $6.7 million and related accrued interest charges of $0.7 million. We used approximately $2.6 million of the net proceeds to terminate the Berkshire Partners LLC management agreement and used approximately $11.3 million to prepay amounts outstanding under the term loan as required by the senior credit facility. The remaining proceeds were used for working capital and other general corporate purposes.

On August 15, 2001, investment funds affiliated with Berkshire Partners LLC purchased control of Carter's, Inc. from Investcorp S.A., which had been our controlling stockholder since acquiring us in 1996. Financing for the Acquisition and related transactions totaled $468.2 million and was provided by: $24.0 million in new revolving loan facility borrowings; $125.0 million in new term loan borrowings; $173.7 million from the sale by TWCC of senior subordinated notes; and $145.5 million of capital invested by investment funds affiliated with Berkshire Partners LLC and other investors, which included rollover equity by our management of $18.3 million.



The proceeds from the Acquisition and financing were used to purchase our existing equity ($252.5 million), pay for selling stockholders' transactions expenses ($19.1 million), pay for buyers' transaction expenses ($4.0 million), pay debt issuance costs ($13.4 million), and to retire all outstanding balances on previously outstanding long-term debt, including accrued interest thereon ($174.8 million). In addition, $4.4 million of proceeds were held as cash for temporary working capital purposes.

As a result of the Acquisition, our assets and liabilities were adjusted to their estimated fair values as of August 15, 2001. The seven and one-half month period prior to the Acquisition includes certain Acquisition-related charges, principally sellers' expenses, such as management bonuses and professional fees, debt extinguishment charges for debt redemption premiums, and the write-off of deferred debt issuance costs on debt retired as a result of the Acquisition and refinancing. The Predecessor periods include amortization expense on our tradename and goodwill. The Successor periods reflect increased interest expense, the amortization of licensing agreements, and cessation of amortization on our tradename and goodwill due to the adoption of SFAS 141 and SFAS 142. Accordingly, the results of operations for the Predecessor and Successor periods are not comparable.

For discussion purposes only, our 2001 results discussed below represent the mathematical addition of the historical results for the Predecessor period from December 31, 2000 through August 14, 2001 and the Successor period from August 15, 2001 through December 29, 2001. This approach is not consistent with generally accepted accounting principles and yields results that are not comparable on a period-to-period basis, due to the new basis of accounting established at the Acquisition date. However, management believes it is the most meaningful way to comment on the results of operations.

Our fiscal year ends on the Saturday, in December or January, nearest the last day of December. Consistent with this policy, fiscal 2003 ended on January 3, 2004 and as a result, contained 53 weeks of financial results. Fiscal 2002 ended on December 28, 2002 and contained 52 weeks of financial results. Fiscal 2001 ended on December 29, 2001 and contained 52 weeks of financial results.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, (i) selected statement of operations data expressed as a percentage of net sales and (ii) the number of retail stores open at the end of each period:

	Fiscal Years		
	2003	2002	2001
STATEMENTS OF OPERATIONS:			
Wholesale sales	50.7%	52.1%	50.7%
Retail sales	37.4	43.8	45.4
Mass channel sales	11.9	4.1	3.9
Net sales	100.0	100.0	100.0
Cost of goods sold	63.7	60.8	64.1
Gross profit	36.3	39.2	35.9
Selling, general, and administrative expenses	26.7	30.0	28.3
Other charges	0.5	0.1	3.0
Royalty income	(1.6)	(1.4)	(1.5)
Operating income	10.6	10.5	6.1
Loss on extinguishment of debt	1.4	–	2.4
Interest expense, net	3.7	4.9	4.4
Income (loss) before income taxes	5.5	5.6	(0.7)
Provision for income taxes	2.2	2.3	0.1
Net income (loss)	3.3%	3.3%	(0.8)%
Number of retail stores at end of period	169	156	151

FISCAL YEAR ENDED JANUARY 3, 2004 COMPARED WITH FISCAL YEAR ENDED DECEMBER 28, 2002

Net Sales

Consolidated net sales for fiscal 2003 were $703.8 million, an increase of $124.3 million, or 21.4%, compared to $579.5 million in fiscal 2002. This revenue growth has been driven by strong product performance resulting from our focus on improving the value of our core products through the expansion of our global sourcing network, effective merchandising strategies, and revenue from our new *Child of Mine* brand launched in June 2003 which is now being sold in substantially all Wal-Mart stores in the United States.

Total wholesale sales increased $54.9 million, or 18.2%, to $356.9 million in fiscal 2003 from $302.0 million in fiscal 2002. In fiscal 2003, wholesale sales, excluding off-price sales, increased $49.6 million, or 17.4%, to $335.2 million from $285.5 million in fiscal 2002. The increase in wholesale sales during fiscal 2003 reflects the growth of our baby and playclothes product lines offset by lower sleepwear revenue. This performance was driven by our focus on improving the value of our high-volume, core products and focus on improving customer service levels.

Mass channel sales increased $59.9 million to $83.7 million in fiscal 2003 compared to $23.8 million in fiscal 2002. This revenue growth reflects sales of our new *Child of Mine* brand. Also contributing to this growth were increased sales of the *Tykes* brand to Target. This growth resulted from additional floor space and productivity gained in existing stores and the opening of new Target stores.

Retail store sales increased $9.5 million, or 3.7%, to $263.2 million in fiscal 2003 from $253.8 million in fiscal 2002. The driver of the revenue increase in fiscal 2003 was incremental revenue of $20.6 million generated from new store openings offset by the impact of store closures of $6.8 million and a comparable store sales decline of $4.3 million, or 1.8%, based on 148 locations. During fiscal 2003, we opened 15 stores and closed two stores. There were a total of 169 stores as of January 3, 2004 compared to 156 stores at December 28, 2002.

Gross Profit

In fiscal 2003, gross profit increased $27.9 million, or 12.3%, to $255.3 million compared to $227.4 million in fiscal 2002. Gross profit as a percentage of net sales in fiscal 2003 decreased to 36.3% compared to 39.2% in fiscal 2002. The decrease in gross profit, relative to sales, reflects a higher mix of wholesale and mass channel sales, which yield lower margins than similar products sold through our retail channel. Retail sales were 37% of consolidated net sales in 2003 as compared to 44% in 2002. Also contributing to the decline in gross profit, as a percentage of sales, was the impact of accelerated depreciation charges of approximately $1.3 million, recorded in the third and fourth quarters of 2003 relating to the closure of our Costa Rican sewing facilities.

Selling, General, and Administrative Expenses

In fiscal 2003, selling, general, and administrative expenses increased $13.9 million, or 8.0%, to $188.0 million from $174.1 million in fiscal 2002. As a percentage of net sales, these expenses decreased to 26.7% in fiscal 2003 from 30.0% in fiscal 2002. The decrease, relative to sales, was due primarily to our ability to grow revenue at a faster rate than our selling, general, and administrative expenses and a special executive bonus of $5.0 million paid in fiscal 2002 that did not recur in fiscal 2003, partially offset by higher distribution costs driven by unit volume growth and a $2.5 million payment to vested option holders of Carter's, Inc.'s common stock in July 2003.

Plant Closure Costs

In July of 2003, we decided to exit our Costa Rican sewing facilities given our ability to obtain lower costs from third-party suppliers. In addition to the accelerated depreciation charges, described above, we recorded approximately $0.2 million of asset impairment charges, $0.5 million of severance, and $0.3 million of other closure costs during the third and fourth quarters of 2003. Approximately $0.9 million of additional closure costs will be recorded during the first quarter of 2004.

Management Fee Termination

In the fourth quarter of 2003, upon completion of our initial public offering on October 29, 2003, we paid $2.6 million to terminate the Berkshire Partners LLC management agreement. Under the agreement, which was scheduled to expire in 2005, we paid an annual fee of $1.65 million.



Royalty Income

We license the use of the *Carter's*, *Carter's Classics*, and *Child of Mine* names and sublicense the *Tykes* name to certain licensees. In fiscal 2003, royalty income increased 32.0% to $11.0 million compared to $8.4 million in fiscal 2002. This increase reflects continued expansion of our licensed product placement with our key wholesale customers and licensed sales of our new *Child of Mine* brand by our licensee partners who began shipping their products during the third quarter of 2003.

Operating Income

Operating income for fiscal 2003 increased $14.1 million to $74.6 million compared to $60.6 million in fiscal 2002. Operating income, as a percentage of net sales, was 10.6% in fiscal 2003 as compared to 10.5% in fiscal 2002. The increase in operating income reflects the benefit from revenue growth, increased gross profit, and leveraging of operating expenses. Fiscal 2003 results included $1.0 million in plant closure costs, $1.3 million in accelerated depreciation, $2.6 million to terminate the Berkshire Partners LLC management agreement, and a $2.5 million special bonus paid to vested option holders in July 2003. Fiscal 2002 results included a $5.0 million special executive bonus, which did not recur in 2003.

Interest Expense, Net

Interest expense in fiscal 2003 decreased $2.0 million, or 7.2%, to $26.3 million from $28.3 million in fiscal 2002. This decrease is attributable to lower variable interest rates on reduced levels of term loan indebtedness and the redemption of approximately $61.3 million of our 10.875% senior subordinated notes on November 28, 2003, partially offset by an additional week of interest expense.

Loss on Extinguishment of Debt

On November 28, 2003, we used the proceeds of the initial public offering to redeem $61.3 million of our 10.875% senior subordinated notes. In connection with this redemption, we incurred redemption premiums of approximately $6.7 million, wrote off $2.2 million of deferred debt issuance costs, and expensed $0.4 million related to the note discount. We also prepaid $11.3 million in term loan indebtedness and subsequently wrote off $0.2 million of deferred debt issuance costs.

Income Taxes

Our effective tax rate was 40.2% for fiscal 2003 and 40.3% for fiscal 2002. Our effective tax rates in fiscal 2003 and 2002 were higher than the statutory rate due to the impact of certain non-deductible costs. See Note 8 to the accompanying consolidated financial statements for the reconciliation of the statutory tax rate to our effective tax rate.

Net Income

Our fiscal 2003 net income increased 20.9% to $23.3 million as compared to $19.3 million in fiscal 2002 as a result of the factors described above.

FISCAL YEAR ENDED DECEMBER 28, 2002 COMPARED WITH FISCAL YEAR ENDED DECEMBER 29, 2001

Net Sales

Consolidated net sales for fiscal 2002 were $579.5 million, an increase of $61.0 million, or 11.8%, compared to $518.5 million in fiscal 2001. This continued revenue growth and strong product performance was driven by our focus on core products, expansion of our global sourcing network, effective merchandising strategies, investments in display units, and the strength of our *Carter's* brand.

Wholesale sales increased $39.1 million, or 14.9%, to $302.0 million in fiscal 2002 from $262.9 million in fiscal 2001. In fiscal 2002, wholesale net sales, excluding off-price sales, increased $35.1 million, or 14.0%, to $285.5 million from $250.5 million in fiscal 2001. The increase in wholesale sales during fiscal 2002 reflects the growth of our baby and play-clothes product lines due to our focus on improving the value of our core products. This increase was offset by lower demand for our sleepwear product line.

Mass channel sales increased $3.4 million, or 16.5%, to $23.8 million in fiscal 2002 compared to $20.4 million in fiscal 2001. This revenue growth came primarily from our sleepwear product line, and was due, in part, to strong product performance and increased sales from additional floor space gained in existing stores and through the opening of new Target stores.

Retail store sales increased $18.6 million, or 7.9%, in fiscal 2002 to $253.8 million from $235.2 million in fiscal 2001. The increase in sales for the year resulted primarily from increased growth in all of our major product markets. Comparable store sales in our retail channel increased 4.4% in fiscal 2002, based on 142 locations, and increased 6.5% in fiscal 2001, based on 138 locations. In addition, sales increased due to incremental revenues generated from ten new stores added during fiscal 2002. Five stores were closed during fiscal 2002, and during fiscal 2001, we opened nine stores and closed five stores.

Gross Profit
In fiscal 2002, gross profit increased $41.1 million, or 22.1%, to $227.4 million compared to $186.3 million in fiscal 2001 due to the increased sales and improved gross margin compared to fiscal 2001. Gross profit as a percentage of net sales in fiscal 2002 increased to 39.2% compared to 35.9% in fiscal 2001. This increase in gross margin reflects the continued expansion of our global sourcing strategy, which has enabled us to source better quality products with improved fabric and garment construction at lower costs. These improvements in gross margin also include the impact of a $4.5 million charge recorded in fiscal 2001 related to the amortization of the step-up in the inventory valuation at Acquisition. Excluding this Acquisition adjustment, gross profit, as a percentage of net sales would have been 36.8% in fiscal 2001. Gross margin in 2001 also included plant closure costs and lower margins on excess inventory dispositions.

Selling, General, and Administrative Expenses
In fiscal 2002, selling, general, and administrative expenses increased $27.2 million, or 18.5%, to $174.1 million from $146.9 million in fiscal 2001. As a percentage of net sales, these expenses increased to 30.0% in fiscal 2002 from 28.3% in fiscal 2001. The increase relative to sales was due primarily to a special executive bonus of $5.0 million, increased distribution costs, and fees related to a strategic consulting arrangement. These increases were partially offset by the benefit from our ability to grow revenue at a faster rate than our selling, general, and administrative expenses and $1.3 million in costs incurred in connection with activities leading up to the Acquisition in fiscal 2001.

Acquisition-Related Charges/Write-Down of Long-Lived Assets/Deferred Charge Write-Off
In the fourth quarter of fiscal 2002, we recorded a charge of approximately $150,000 related to a reduction in the carrying value of the land and building held for sale located in Barnesville, Georgia. We also expensed approximately $923,000 of previously deferred costs related to the preparation and filing of a registration statement on Form S-1 in August 2002, to register the initial public offering of Carter's, Inc.'s common stock.

As described in Note 1 to the accompanying consolidated financial statements for the fiscal year ended December 29, 2001, we incurred Predecessor Acquisition-related charges in connection with the sale of our company including $4.5 million in management bonuses and $6.8 million in seller expenses.

As described in Note 15 to the accompanying consolidated financial statements, we closed two of our manufacturing facilities during the Predecessor period of fiscal 2001. In the first quarter of fiscal 2001, we closed our Harlingen, Texas sewing facility and recognized a charge of approximately $582,000 related to closure costs and involuntary termination benefits. Additionally, we recorded a non-cash charge of approximately $742,000 related to the write-down of the asset value to the sewing facility's estimated net realizable value. In the second quarter of fiscal 2001, we closed our fabric printing operations located in Barnesville, Georgia and recognized a charge of approximately $534,000 related to closure costs and involuntary termination benefits. Additionally, we recorded a non-cash charge of approximately $2.4 million related to the write-down of the asset value to the printing facility's estimated net realizable value. During the Successor period, we recorded $268,000 in reductions to the estimates of closure and termination costs.

Royalty Income
We license the use of *Carter's* and *Carter's Classics* names, and sublicense the *Tykes* name to certain licensees. In fiscal 2002, royalty income generated through our licensees' revenue increased 9.6% to $8.4 million compared to $7.6 million in fiscal 2001 due to the continued extension of our brand through these licensing arrangements.

Operating Income
Operating income for fiscal 2002 increased $28.8 million to $60.6 million compared to $31.7 million in fiscal 2001. Operating income, as a percentage of net sales, increased to 10.5% in fiscal 2002 from 6.1% in fiscal 2001. These increases are due primarily to higher levels of revenue and gross profit in 2002 and the impact of the charges incurred in 2001.



Loss on Extinguishment of Debt

As described in Note 1 to the accompanying consolidated financial statements, in connection with the Acquisition and refinancing, we incurred a charge of $12.5 million during the Predecessor period from December 31, 2000 through August 14, 2001, which reflects the write-off of deferred debt issuance costs of approximately $4.7 million and debt redemption premiums of approximately $7.8 million.

Interest Expense, Net

Interest expense in fiscal 2002 increased $5.5 million, or 24.0%, to $28.3 million from $22.8 million in fiscal 2001. We attribute this increase primarily to the impact of additional borrowings resulting from the Acquisition and refinancing as discussed in Note 1 to the accompanying consolidated financial statements.

Income Taxes

Our effective tax rate was 40.3% for fiscal 2002; 36.5% for the Successor period from August 15, 2001 through December 29, 2001; and 28.7% for the Predecessor period from December 31, 2000 through August 14, 2001. Our effective tax rate in fiscal 2002 was higher than the statutory rate due to the impact of non-deductible costs. The 28.7% benefit against our pre-tax loss for the Predecessor period is primarily a result of sellers' expenses incurred in connection with the Acquisition. See Note 8 to the accompanying consolidated financial statements for the reconciliation of the statutory tax rate to our effective tax rate.

Net Income (Loss)

Our fiscal 2002 pre-tax income was $32.3 million up from a pre-tax loss of $3.6 million in fiscal 2001. As noted above, fiscal 2002 includes a $150,000 write-down related to a reduction in the carrying value of the land and building held for sale located in Barnesville, Georgia and $923,000 in expenses related to the filing of a registration statement on Form S-1 in August of 2002 to register the initial public offering of Carter's, Inc.'s common stock. Fiscal 2001 includes $11.3 million of Acquisition-related charges, $4.0 million of plant closure and asset impairment charges, and $12.5 million in debt extinguishment costs. Our net income for fiscal 2002 was $19.3 million.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash needs are working capital, capital expenditures, and debt service. Historically, we have financed these needs primarily through internally generated cash flow and funds borrowed under our senior credit facility. Our primary source of liquidity will continue to be cash flow from operations and borrowings under our revolving loan facility, and we expect that these sources will fund our ongoing requirements for debt service and capital expenditures. These sources of liquidity may be impacted by continued demand for our products and our ability to meet debt covenants under our credit facility.

Net accounts receivable at January 3, 2004 were $65.3 million compared to $53.6 million at December 28, 2002. This increase primarily reflects the growth in revenue including the impact of sales of our new *Child of Mine* brand to Wal-Mart in 2003.

Net inventory levels at January 3, 2004 were $104.8 million compared to $105.7 million at December 28, 2002. Inventory levels as of January 3, 2004 include inventory required to support our *Child of Mind* brand for Wal-Mart, which began shipping at the end of the second quarter of 2003. Average net inventory levels were $117.4 million in fiscal 2003 compared to $95.2 million in fiscal 2002. Average inventory levels are expected to be higher in 2004 based on increases in forecasted demand.

Net cash provided by operating activities during fiscal 2003 and fiscal 2002 was approximately $40.5 million and $27.3 million. This increase in net cash provided by operating activities in fiscal 2003 as compared to fiscal 2002 is due to our ability to effectively manage inventory levels, our growth in earnings, and fluctuations in accounts receivable, accounts payable, and other liabilities due primarily to timing. Net cash provided by our operating activities in fiscal 2001 was approximately $31.3 million. The decrease in net cash flow provided by operating activities in fiscal 2002 from fiscal 2001 was primarily attributed to increases in accounts receivable and inventory levels partially offset by increases in current liabilities.

We have invested $17.3 million, $18.0 million, and $19.0 million in capital expenditures during fiscal years 2003, 2002, and 2001. We plan to invest approximately $25.0 million in capital expenditures in fiscal 2004. Major areas for investment include expansion of our distribution capabilities, retail store openings and remodeling, and fixturing programs for our key wholesale customers.

On October 29, 2003, we completed an initial public offering of Carter's, Inc.'s common stock including the sale of 5,390,625 shares by us and 1,796,875 shares by the selling stockholders, primarily Berkshire Partners LLC and its affiliates. Net proceeds to us from the offering totaled $93.9 million. On November 28, 2003, we used approximately $68.7 million of the proceeds to redeem approximately $61.3 million in outstanding senior subordinated notes and pay a redemption premium of approximately $6.7 million and related accrued interest charges of $0.7 million. We used approximately $2.6 million of the net proceeds to terminate the Berkshire Partners LLC management agreement and used approximately $11.3 million to prepay amounts outstanding under the term loan as required by the senior credit facility. The remaining proceeds were used for working capital and other general corporate purposes.

In December 2003, we prepaid an additional $6.5 million of term loan indebtedness. At January 3, 2004, we had approximately $212.7 million of debt outstanding, consisting of $113.1 million of senior subordinated notes, $99.6 million in term loan borrowings, and no revolver borrowings, exclusive of approximately $6.5 million of outstanding letters of credit. Average outstanding letters of credit were $8.9 million in fiscal 2003 compared to $12.1 million in fiscal 2002. At January 3, 2004, we had approximately $73.5 million of financing available under our revolver. The revolver will be available to fund our working capital requirements, capital expenditures, and other general corporate purposes.

Effective July 29, 2003, our credit facility was amended to, among other things, increase the amount of the commitments under the revolving loan facility from $60.0 million to $80.0 million, provide for a 75 basis point reduction in the applicable interest margin by prepaying our existing Tranche B term loan and replacing it with a new Tranche C term loan, and reduce the amount of our mandatory loan prepayment requirement from 50% or 75% of excess cash flow to 25% or 50% of excess cash flow, depending on the applicable leverage ratio. Pursuant to the amendment, we are also permitted to repurchase up to $15.0 million of additional senior subordinated notes.

Interest on the term loan is payable at the end of interest rate reset periods, which vary in length but in no case exceed six months. The outstanding balance of the revolving loan facility is payable in full on August 15, 2006, and interest is payable quarterly, or more frequently in the event we have chosen a Eurodollar rate option available under the terms of the senior credit facility. No principal payments are required on the senior subordinated notes prior to their scheduled maturity in August 2011. Interest is payable semi-annually on the senior subordinated notes in February and August of each year. Prior to the completion of our initial public offering, our semi-annual interest payments on the senior subordinated notes were $9.5 million. After giving effect to the redemption of $61.3 million of the principal amount of these senior subordinated notes, our semi-annual interest payment will be approximately $6.1 million.

The senior credit facility, as amended, sets forth mandatory and optional prepayment conditions that may result in our use of cash to reduce our debt obligations, including payments of: (i) 50% of the net cash proceeds from an equity issuance by Carter's, Inc., excluding, among other things, any issuance of equity in connection with employee or director stock plans or a permitted acquisition and (ii) 25% or 50% of consolidated excess cash flow (50% or 75% prior to the July 29, 2003 amendment), depending on the applicable leverage ratio, as both terms are defined in the amended senior credit facility. The terms of the consolidated excess cash flow condition were effective for fiscal 2002, and accordingly, we made a principal prepayment of approximately $4.8 million on March 26, 2003 and will be required to make a prepayment of approximately $2.4 million on or before March 31, 2004. The lenders will apply such prepayments first to the term loan and, second, to permanently reduce the revolving loan facility. Subject to certain conditions in the senior credit facility, we may make optional prepayments of our debt obligations without premium or penalty. The lenders will apply such optional prepayments according to our instruction.

As previously provided by a management agreement with Berkshire Partners LLC, we agreed to, among other things, pay Berkshire Partners an annual management fee of $1.65 million per year for four years, commencing on the first anniversary of the Acquisition. We paid this fee quarterly, in advance. As described above, upon completion of our initial public offering, this management fee agreement was terminated.

On July 31, 2003, we paid a cash dividend of approximately $24.9 million on the outstanding shares of Carter's, Inc.'s common stock to the stockholders of record as of July 30, 2003. Concurrently, we paid a special bonus of approximately $2.5 million to our vested option holders. These payments were funded using cash on hand as well as borrowings under our revolver, as described above. We have no current intention of paying further dividends. Our credit facility imposes certain covenants, requirements, and restrictions on actions by us and our subsidiaries that, among other things, restrict the payment of dividends beyond the dividend noted above.

In July of 2003, we decided to exit our sewing facilities located in Costa Rica given our ability to obtain lower costs from third-party suppliers. As a result of these closures, we have recorded approximately $1,306,000 of accelerated depreciation (included in cost of goods sold), $184,000 of asset impairment charges, $483,000 of severance, and $374,000 of other exit costs during the third and fourth quarters of 2003. We have also incurred approximately $424,000 of federal income tax expense related to the dissolution of the Costa Rican subsidiary (included in the provision for income taxes). During the first quarter of 2004, we expect to incur $0.9 million in additional severance and other exit costs.

After giving effect to the principal prepayments, described above, and the required excess cash flow prepayment of $2.4 million to be made on or before March 31, 2004, principal borrowings under the term loan are due and payable in quarterly installments of $244,355 from March 31, 2004 through September 30, 2007, and four quarterly payments of approximately $23.4 million from December 31, 2007 through September 30, 2008.

The following table summarizes the maturity or expiration dates of mandatory financial obligations and commitments for the following fiscal years:

(dollars in thousands)	2004	2005	2006	2007	2008	Thereafter	Total
Long-term debt	$ 3,336(a)	$ 977	$ 733	$ 977	$ 93,589	$113,101	$212,713
Capital lease obligations (see Note 9 to the Consolidated Financial Statements)	164	–	–	–	–	–	164
Operating leases (see Note 9 to the Consolidated Financial Statements)	18,982	16,208	13,164	9,931	6,601	14,719	79,605
Total financial obligations	22,482	17,185	13,897	10,908	100,190	127,820	292,482
Letters of credit	6,539	–	–	–	–	–	6,539
Total financial obligations and commitments	$29,021	$17,185	$13,897	$10,908	$100,190	$127,820	$299,021

(a) Amount includes a mandatory payment of $2.4 million required by the excess cash flow condition described above. This excess cash flow condition may result in future annual prepayments depending on the consolidated excess cash flow generated in each year.

In addition to the total financial obligations and commitments in the table above, we have post-retirement benefit obligations, included in other current and other long-term liabilities, as further described in Note 7 to the accompanying consolidated financial statements.

Based on our current level of operations, anticipated cost savings and operating improvements, we believe that cash generated from operations and available cash, together with amounts available under the revolving loan facility, will be adequate to meet our debt service requirements, capital expenditures, and working capital needs for the foreseeable future, although no assurance can be given in this regard. We may, however, need to refinance all or a portion of the principal amount of the senior subordinated notes on or prior to maturity in 2011.

EFFECTS OF INFLATION AND DEFLATION

We are affected by inflation and changing prices primarily through the purchase of raw materials, increased operating costs and expenses, and fluctuations in interest rates. The effects of inflation on our net sales and operations have not been material in recent years. In recent years, there has been deflationary pressure on selling prices. Due to the competitive nature of the children's apparel industry, there is no assurance that this trend will not continue. While we have been successful in offsetting deflationary pressures through product improvements and lower costs with the expansion of our global sourcing network, if deflationary price trends outpace our ability to obtain further price reductions from our global suppliers, our profitability may be affected.

SEASONALITY

We experience seasonal fluctuations in our sales and profitability, with generally lower sales and gross profit in the first and second quarters of our fiscal year. Over the past five fiscal years, approximately 57% of our consolidated net sales were generated in the second half of our fiscal year. Accordingly, our results of operations for the first and second quarters of any year are not indicative of the results we expect for the full year.

As a result of the effects of seasonality, our inventory levels and other working capital requirements generally begin to increase during the second quarter and into the third quarter of each year. During these peak periods we have historically borrowed under the revolver.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in Note 2 to the accompanying consolidated financial statements. The following discussion addresses our critical accounting policies, which are those that require management's most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition

We recognize wholesale and mass channel revenue after shipment of products to customers, when title passes and when all risks and rewards of ownership have transferred. In certain cases, in which we retain the risk of loss during shipment, revenue recognition does not occur until the goods have reached the specified customer. We consider revenue realized or realizable and earned when the product has been shipped and when all risks and rewards of ownership have transferred, the sales price is fixed or determinable, and collectibility is reasonably assured. In the normal course of business, we grant certain accommodations and allowances to our wholesale and mass channel customers. Such amounts are reflected as reductions of net sales. Retail store revenues are recognized at the point of sale. We reduce revenue for customer returns and deductions. We also maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make payments and reserve for certain accommodations and allowances that we have granted to our wholesale and mass channel customers. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional allowance could be required.

Inventory

We provide reserves for slow-moving inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those we project, additional write-downs may be required.

carter's

Goodwill and Tradename

As of January 3, 2004, we had approximately $360 million in goodwill and tradename assets. The fair value of the *Carter's* tradename was estimated at the Acquisition to be approximately $220 million using a discounted cash flow analysis, which examined the hypothetical cost savings that accrue as a result of our ownership of the tradename. The cash flows, which incorporated both historical and projected financial performance, were discounted using a discount rate of 12%. The tradename was determined to have an indefinite life. The carrying value of these assets is subject to annual impairment reviews as of the last day of each fiscal year. Factors affecting such impairment reviews include the continued market acceptance of our offered products and the development of new products. Impairment reviews may also be triggered by any significant events or changes in circumstances. Our impairment review of goodwill is based on the estimated fair values of the underlying businesses. These estimated fair values are based on estimates of the future cash flows of the businesses.

Accrued Expenses

Accrued expenses for health insurance, workers' compensation, incentive compensation, professional fees, and other outstanding obligations are assessed based on actual commitments, statistical trends, and estimates based on projections and current expectations, and these estimates are updated periodically as additional information becomes available.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our actual current tax exposure (state, federal, and foreign), together with assessing permanent and temporary differences resulting from differing bases and treatment of items for tax and accounting purposes, such as the carrying value of intangibles, deductibility of expenses, depreciation of property, plant, and equipment, and valuation of inventories. Temporary differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. Actual results could differ from this assessment if sufficient taxable income is not generated in future periods. To the extent we determine the need to establish a valuation allowance or increase such allowance in a period, we must include an expense within the tax provision in the accompanying consolidated statement of operations.

Stock-Based Compensation Arrangements

We account for stock-based compensation on stock options under the intrinsic value method, whereby we record compensation expense equal to the difference between the exercise price of the stock option and the fair market value of the underlying stock at the date of the option grant. For disclosure purposes only, we also estimate the impact on our net income (loss) of applying the fair value method of measuring compensation cost on stock options with the fair value, prior to our initial public offering, determined under the minimum value method as provided by SFAS No. 123, "Accounting for Stock-Based Compensation." For stock issued or sold outright to employees, directors, or third parties, we measure expense as the difference between the price paid by the recipient and the fair market value of the stock on the date of issuance or sale. Prior to our initial public offering, in the absence of a public market for Carter's, Inc.'s common stock, management and the Board of Directors estimated the market value of Carter's, Inc.'s common stock for all option grants and stock issuances using an approach that applies a multiple to adjusted EBITDA. Adjusted EBITDA represents earnings before interest, income tax expense, depreciation and amortization, and also excludes Acquisition-related charges, write-downs of long-lived assets, plant closure costs, and a deferred charge write-off. Adjusted EBITDA is not a measurement under generally accepted accounting principles.

RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires recording the fair market value of an asset retirement obligation as a liability in the period in which a legal obligation associated with the retirement of tangible long-lived assets is incurred (including certain lease obligations). The statement also requires recording an asset offsetting the initial obligation as an increase to the carrying amount of the related long-lived asset and depreciation of that cost over the life of the asset. We adopted the provisions of SFAS 143 in the first quarter of fiscal 2003, and the impact of such adoption was not material to our financial position or results of operations for fiscal 2003.

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS 145 rescinds FASB Statement No. 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of the

related income tax effect. As a result, the criteria in Accounting Principles Board Opinion 30 will now be used to classify those gains and losses. The provisions of SFAS 145, as related to the rescission of FASB Statement No. 4, are effective for fiscal 2003. In the first quarter of 2003, we adopted the provisions of SFAS 145 and the extraordinary item of $7.6 million, recorded in our statement of operations for the Predecessor period from December 31, 2000 through August 14, 2001 has been reclassified as a component of income before income taxes of $12.5 million (pre-tax) with the tax benefit of $4.9 million reclassified as a component of income taxes. Additionally, we have classified $9.5 million of costs related to the redemption of $61.3 million of our 10.875% senior subordinated notes on November 28, 2003 and the prepayment of $11.3 million of our term loan indebtedness on October 29, 2003 as a component of income before income taxes.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 sets forth various modifications to existing accounting guidance, which prescribes the conditions which must be met in order for costs associated with contract terminations, facility consolidations, employee relocations, and terminations to be accrued and recorded as liabilities in financial statements. Accordingly, SFAS 146 may affect the timing of recognizing any of our future restructuring costs as well as the amount recognized. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of SFAS 146 are required to be applied prospectively to exit or disposal activities initiated after December 31, 2002. See Note 15 to the accompanying consolidated financial statements regarding the closure of two of our production facilities in Costa Rica.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition, and Disclosure" ("SFAS 148"). SFAS 148 provides alternate methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in tabular format. Additionally, SFAS 148 requires disclosure of the pro forma effect of using the fair value method of accounting for stock-based employee compensation in interim financial statements. The transition and annual disclosure requirements were effective for us as of December 28, 2002 and the interim disclosure requirements were effective for the first quarter of fiscal 2003. See Note 6 to the accompanying consolidated financial statements.

FORWARD-LOOKING STATEMENTS

Statements contained herein that relate to our future performance, including, without limitation, statements with respect to our anticipated results of operations or level of business for 2004 or any other future period, are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on current expectations only, and are subject to certain risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. Among the factors that could cause actual results to materially differ include a decrease in sales to or the loss of one or more of our key customers, downward pressure on our prices, disruptions in foreign supply sources, negative publicity, the loss of one or more of our major suppliers for raw materials, increased competition in the baby and young children's apparel market, our substantial leverage which increases our exposure to interest rate risk and could require us to dedicate a substantial portion of our cash flow to repay principal, the impact of governmental regulations and environmental risks applicable to our business, and seasonal fluctuations in the children's apparel business. These risks are described in our final prospectus dated October 23, 2003 under the headings "Risk Factors," "Business-Competition; Certain Risks," and "Statement Regarding Forward-Looking Statements." We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the operation of our business, we have market risk exposures including those related to foreign currency risk and interest rates. These risks and our strategies to manage our exposure to them are discussed below.

We contract for production with third parties primarily in the Far East and South and Central America. While these contracts are stated in United States dollars, there can be no assurance that the cost for the future production of our products will not be affected by exchange rate fluctuations between the United States dollar and the local currencies of these contractors. Due to the number of currencies involved, we cannot quantify the potential impact of future currency fluctuations on net income in future years. In order to manage this risk, we source products from



approximately 100 vendors worldwide, providing us with flexibility in our production should significant fluctuations occur between the United States and various local currencies. To date, such exchange fluctuations have not had a material impact on our financial condition or results of operations. We do not hedge foreign currency exchange rate risk.

Our operating results are subject to risk from interest rate fluctuations on our debt, which carries variable interest rates. At January 3, 2004, our outstanding debt aggregated $212.7 million, of which $99.6 million bore interest at a variable rate, so that an increase of 1.0% in the applicable rate would increase our annual interest cost by $996,000 and could have an adverse effect on our net income and cash flow. Pursuant to the provisions of our credit facility, we purchased an interest rate cap as an economic hedge against approximately $31.3 million of variable rate debt. The cap rate is 7.0% and the arrangement expires on December 7, 2004.

OTHER RISKS

There also are other risks in the operation of our business specifically related to raw material pricing and our global sourcing network.

The principal raw materials we use are finished fabrics and trim materials. Prices for these materials are affected by changes in market demand and there can be no assurance that prices for these and other raw materials will not increase in the near future. These materials are available from more than one supplier, which enables us to negotiate pricing. However, the loss of one or more of these suppliers could temporarily interrupt our supply, which could have an adverse effect on our sales and increase our costs.

We currently source substantially all of our production from our offshore operations and third-party manufacturers located in foreign countries. As a result, we may be adversely affected by political instability resulting in the disruption of trade from foreign countries, the imposition of new regulations relating to imports, duties, taxes, and other charges on imports, any significant decreases in the value of the dollar against foreign currencies, and restrictions on the transfer of funds. These and other factors could result in the interruption of production in offshore facilities, delay receipt of the products into the United States, or affect our operating income. Our future performance may be subject to such factors, which are beyond our control, and there can be no assurance that such factors would not have a material adverse effect on our financial condition and results of operations. We carefully select our sourcing agents, and in an effort to mitigate the possible disruption in product flow, we place production in various countries we believe to be of lower risk.

We are continually evaluating opportunities to improve our products and reduce our costs. Our remaining sewing facilities, located in Mexico, continue to provide us with an advantageous cost base. If we determine in the future that we are able to source those products at a significantly lower cost with superior quality, we would incur substantial plant closure, severance, and other charges that we cannot currently predict related to exiting those facilities.

We enter into various purchase order commitments with full-package suppliers. We can cancel these arrangements, although in some instances, we may be subject to a termination charge reflecting a percentage of work performed prior to cancellation. Historically, such cancellations and related termination charges have occurred infrequently and have not had a material impact on our business. However, as we rely more heavily on our full-package global sourcing network, we expect to incur more of these termination charges, which could increase our cost of goods sold.

To the Board of Directors and Stockholders of Carter's, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in stockholders' equity present fairly, in all material respects, the consolidated financial position of Carter's, Inc. and The William Carter Company and its subsidiaries (collectively, the "Company") at January 3, 2004 and December 28, 2002, and the consolidated results of their operations and their cash flows for the years ended January 3, 2004 and December 28, 2002, and for the periods from August 15, 2001 through December 29, 2001 ("Successor," as defined in Note 1), and from December 31, 2000 through August 14, 2001 ("Predecessor," as defined in Note 1), in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Note 1 to the consolidated financial statements, controlling ownership of Carter's, Inc., was acquired in a purchase transaction as of August 15, 2001. The acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets and liabilities of the Predecessor based upon their estimated fair value at August 15, 2001. Accordingly, the financial statements of the Successor are not comparable to those of the Predecessor.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in fiscal 2001 and 2002.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Stamford, Connecticut
February 18, 2004

(dollars in thousands, except for share data)	Successor, at	
	January 3, 2004	December 28, 2002

ASSETS

Current assets:

Cash and cash equivalents	$ 36,061	$ 35,562
Accounts receivable, net of allowance for doubtful accounts of $2,363 in 2003 and $1,880 in 2002	65,318	53,600
Inventories, net	104,760	105,700
Prepaid expenses and other current assets	6,625	4,903
Deferred income taxes	9,045	10,021
Total current assets	221,809	209,786
Property, plant, and equipment, net	50,502	50,476
Tradename	220,233	220,233
Cost in excess of fair value of net assets acquired	139,282	139,282
Licensing agreements, net of accumulated amortization of $11,875 in 2003 and $6,875 in 2002	3,125	8,125
Deferred debt issuance costs, net	7,666	11,248
Other assets	3,485	4,199
Total assets	$646,102	$643,349

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Current maturities of long-term debt	$ 3,336	$ 6,346
Accounts payable	30,436	34,669
Other current liabilities	37,405	37,686
Total current liabilities	71,177	78,701
Long-term debt	209,377	291,276
Deferred income taxes	83,196	83,873
Other long-term liabilities	9,816	10,140
Total liabilities	373,566	463,990

Commitments and contingencies:

Stockholders' equity:

Carter's, Inc., preferred stock; par value $.01 per share; 100,000 shares authorized; none issued or outstanding at January 3, 2004 and December 28, 2002	—	—
Carter's, Inc., common stock, voting; par value $.01 per share; 40,000,000 shares authorized; 27,985,360 shares issued and outstanding at January 3, 2004; 22,548,760 shares issued and outstanding at December 28, 2002 (TWCC's common stock, voting; par value $.01 per share; 200,000 shares authorized, 1,000 shares issued and outstanding at January 3, 2004 and December 28, 2002)	280	225
Additional paid-in capital	241,780	147,043
Retained earnings	30,476	32,091
Total stockholders' equity	272,536	179,359
Total liabilities and stockholders' equity	$646,102	$643,349

The accompanying notes are an integral part of the consolidated financial statements

(dollars in thousands, except per share data)	Successor			Predecessor
	For the years ended		For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001
	January 3, 2004	December 28, 2002		
Net sales	$703,826	$579,547	$235,780	$282,727
Cost of goods sold	448,540	352,151	149,352	182,863
Gross profit	255,286	227,396	86,428	99,864
Selling, general, and administrative expenses	188,028	174,110	57,987	88,895
Acquisition-related charges	–	–	–	11,289
Write-down of long-lived assets	–	150	–	3,156
Plant closure costs	1,041	–	(268)	1,116
Deferred charge write-off	–	923	–	–
Management fee termination	2,602	–	–	–
Royalty income	(11,025)	(8,352)	(2,624)	(4,993)
Operating income	74,640	60,565	31,333	401
Interest income	(387)	(347)	(207)	(73)
Loss on extinguishment of debt	9,455	–	–	12,525
Interest expense	26,646	28,648	11,307	11,803
Income (loss) before income taxes	38,926	32,264	20,233	(23,854)
Provision for (benefit from) income taxes	15,648	13,011	7,395	(6,857)
Net income (loss)	$ 23,278	$ 19,253	$ 12,838	$ (16,997)
CARTER'S, INC.				
Basic net income (loss) per common share	$ 0.99	$ 0.86	$ 0.57	$ (0.44)
Diluted net income (loss) per common share	$ 0.92	$ 0.82	$ 0.56	$ (0.44)
Basic weighted average number of shares outstanding	23,611,372	22,453,088	22,332,136	38,752,744
Diluted weighted average number of shares outstanding	25,187,492	23,544,900	23,086,845	38,752,744

The accompanying notes are an integral part of the consolidated financial statements

carter's

(dollars in thousands)	Successor			Predecessor
	For the years ended		For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001
	January 3, 2004	December 28, 2002		
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income (loss)	$ 23,278	$ 19,253	$ 12,838	$(16,997)
Loss on extinguishment of debt	9,455	—	—	12,525
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation and amortization	22,216	18,693	6,918	12,245
Amortization of debt issuance costs	1,939	1,631	593	1,010
Amortization of debt discount	126	130	49	—
Non-cash stock compensation expense	323	768	—	60
(Payment of) provision for Acquisition-related charges	—	—	(11,289)	11,289
Non-cash plant closure costs	184	—	(268)	1,116
Write-down of long-lived assets	—	150	—	3,156
Loss (gain) on disposal of assets	61	(9)	(38)	—
Deferred tax provision (benefit)	299	(1,264)	2,911	(7,112)
Effect of changes in operating assets and liabilities:				
(Increase) decrease in accounts receivable	(11,718)	(18,132)	4,184	(5,782)
Decrease (increase) in inventories	940	(16,631)	21,150	(13,253)
(Increase) decrease in prepaid expenses and other assets	(2,258)	2,055	(3,000)	1,807
(Decrease) increase in accounts payable and other liabilities	(4,339)	20,660	(2,935)	104
Net cash provided by operating activities	40,506	27,304	31,113	168
CASH FLOWS FROM INVESTING ACTIVITIES:				
Capital expenditures	(17,347)	(18,009)	(9,556)	(9,480)
Proceeds from sale of property, plant, and equipment	275	955	218	214
Payment of buyer's Acquisition costs	—	—	(3,885)	—
Payment to seller for the Acquisition	—	—	(234,236)	—
Collections on loan	600	1,500	—	—
Net cash used in investing activities	(16,472)	(15,554)	(247,459)	(9,266)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from Predecessor revolving line of credit	—	—	—	53,500
Payments of Predecessor revolving line of credit	—	—	(12,900)	(40,600)
Proceeds from Successor revolving line of credit	91,600	—	35,350	—
Payments of Successor revolving line of credit	(91,600)	—	(35,350)	—
Proceeds from Successor term loan	—	—	125,000	—
Payments of Successor term loan	(24,138)	(1,250)	—	—
Payments of Predecessor term loan	—	—	(38,700)	(2,700)
Proceeds from issuance of Successor 10.875% Senior Subordinated Notes	—	—	173,693	—
Payment of Predecessor 10⅜% Senior Subordinated Notes	—	—	(100,000)	—
Payment of Predecessor 12% Senior Subordinated Notes	—	—	(20,000)	—
Redemption of Successor 10.875% Senior Subordinated Notes	(61,250)	—	—	—
Payment of debt redemption premium	(6,661)	—	—	—
Payment of dividend	(24,893)	—	—	—
Payments of capital lease obligations	(263)	(630)	(328)	(642)
Repurchase of capital stock	—	—	—	(60)
Proceeds from issuance of common stock, net of offering costs	93,869	—	127,220	—
Payments of Successor debt issuance costs	(799)	—	(13,471)	—
Proceeds from sale of common stock	600	1,000	—	—
Other	—	—	—	(3,573)
Net cash (used in) provided by financing activities	(23,535)	(880)	240,514	5,925
Net increase (decrease) in cash and cash equivalents	499	10,870	24,168	(3,173)
Cash and cash equivalents at beginning of period	35,562	24,692	524	3,697
Cash and cash equivalents at end of period	$ 36,061	$ 35,562	$ 24,692	$ 524

The accompanying notes are an integral part of the consolidated financial statements

(dollars in thousands, except for share data)	Common stock	Class A stock	Class C stock	Class C Treasury stock	Class D stock	Additional paid-in capital	Retained earnings (accumulated deficit)
PREDECESSOR:							
Balance at December 30, 2000	$ –	$8	$2	$(1,870)	$ –	$ 59,990	$ 11,466
Issuance of Class C Treasury Stock (40,000 shares)				60			
Purchase of Class C Treasury Stock (40,000 shares)				(60)			
Net loss							(16,997)
Balance at August 14, 2001	$ –	$8	$2	$(1,870)	$ –	$ 59,990	$ (5,531)
SUCCESSOR:							
Balance at August 15, 2001	$223					$145,277	$ –
Net income							12,838
Balance at December 29, 2001	223					145,277	12,838
Sales and issuances of common stock (216,624 shares)	2					1,751	
Stock compensation on stock options						15	
Net income							19,253
Balance at December 28, 2002	225					147,043	32,091
Sales and issuances of common stock (45,975 shares)	1					805	
Public offering of common stock, net of offering costs (5,390,625 shares)	54					93,815	
Stock compensation on stock options						117	
Dividend							(24,893)
Net income							23,278
Balance at January 3, 2004	$280					$241,780	$ 30,476

See Note 17 to the accompanying consolidated financial statements for The William Carter Company's Consolidated Statement of Changes in Stockholder's Equity.

The accompanying notes are an integral part of the consolidated financial statements



NOTE 1 – THE COMPANY

On September 30, 2003, Carter Holdings, Inc., a Massachusetts corporation re-incorporated in Delaware and changed its name by forming and subsequently merging with and into its new wholly-owned Delaware subsidiary. The surviving company is named Carter's, Inc. In connection with the re-incorporation, Carter's, Inc. effected a 4-for-1 split of its common stock. As a result, the Carter's, Inc.'s common stock share and per share data for all periods presented have been adjusted to reflect this stock split. Carter's, Inc. conducts its operations and derives all its operating income and cash flow through its wholly-owned subsidiary, The William Carter Company ("TWCC"). Carter's, Inc., together with its wholly-owned subsidiary TWCC (collectively "Carter's," "we," "us," and "our") design, source, manufacture, and market premier branded childrenswear under the *Carter's, Carter's Classics, Child of Mine,* and *Tykes* labels. Our products are sourced through contractual arrangements with numerous manufacturers throughout the world and internationally through production at company-managed sewing facilities in Mexico. Our sewing operations in Costa Rica were closed in the fourth quarter of 2003. Products are manufactured for wholesale distribution to major domestic retailers and for our 169 retail stores that market our brand name merchandise and certain products manufactured by other companies.

On October 29, 2003, we completed an initial public offering of Carter's, Inc.'s common stock (the "offering") including the sale of 5,390,625 shares by us and 1,796,875 shares by the selling stockholders, primarily Berkshire Partners LLC and its affiliates. Net proceeds to us from the offering totaled $93.9 million. On November 28, 2003, we used approximately $68.7 million of the proceeds to redeem approximately $61.3 million in outstanding senior subordinated notes and pay a redemption premium of approximately $6.7 million and related accrued interest charges of $0.7 million. We used approximately $2.6 million of the net proceeds to terminate the Berkshire Partners LLC management agreement. We also used approximately $11.3 million to prepay amounts outstanding under the term loan, as required by the senior credit facility. The remaining proceeds of approximately $11.3 million were utilized for working capital and other general corporate purposes.

On July 12, 2001, a special purpose entity formed by Berkshire Partners LLC and affiliates ("Berkshire Partners") entered into a stock purchase agreement with Carter's, Inc. and all of Carter's, Inc.'s stockholders to acquire substantially all of the stock of Carter's, Inc. except for some equity interests held by our management (the "Acquisition"). The Acquisition was consummated on August 15, 2001. Financing for the Acquisition and related transactions totaled $468.2 million and was provided by: $24.0 million in new revolving loan facility borrowings; $125.0 million in new term loan borrowings (both the revolver and term loan were part of a $185.0 million new senior credit facility entered into by us); $173.7 million of borrowings under a new senior subordinated loan facility (issued by us in connection with an August 15, 2001 private placement); and $145.5 million of capital invested by Berkshire Partners and other investors, which included rollover equity by our management of $18.3 million.

The proceeds of the Acquisition and financing were used to purchase our existing equity ($252.5 million), pay for selling stockholders' transaction expenses ($19.1 million), pay for buyers' transaction expenses ($4.0 million), pay debt issuance costs ($13.4 million), and to retire all outstanding balances on Carter's, Inc.'s and TWCC's previously outstanding long-term debt including accrued interest thereon ($174.8 million). In addition, $4.4 million of proceeds were held as cash for temporary working capital purposes.

For purposes of identification and description, we are referred to as the "Predecessor" for the period prior to the Acquisition, the "Successor" for the period subsequent to the Acquisition, and "we," "us," and "our" for both periods.

The Acquisition was accounted for as a purchase. The purchase price for the Acquisition, including related fees and expenses, was allocated to our tangible and identifiable intangible assets and liabilities based upon their estimated fair values with the remainder allocated to goodwill.

A summary of the total purchase price is as follows:

(dollars in thousands)	
Total purchase price	$468,193
Allocated to:	
Cash and cash equivalents	$ 7,333
Accounts receivable, net	39,570
Inventories, net	110,219
Prepaid expenses and other current assets	3,525
Property, plant, and equipment	42,569
Assets held for sale	991
Licensing agreements	15,000
Tradename	220,233
Cost in excess of fair value of net assets acquired	139,282
Deferred debt issuance costs	13,427
Other assets	5,432
Accounts payable	(18,340)
Other current liabilities	(25,313)
Closure and exit liabilities	(2,680)
Other long-term liabilities	(10,850)
Net deferred tax liabilities	(72,205)
	$468,193

As a result of the above, our initial capitalization as of the Acquisition date consisted of:

(dollars in thousands)	
Borrowings on new revolving loan facility	$ 24,000
Borrowings on new term loan	125,000
Borrowings under new senior subordinated notes	173,693
Common stock	223
Additional paid-in capital	145,277
Total capitalization	$468,193

The Acquisition-related charges in the Predecessor period December 31, 2000 through August 14, 2001 reflect special compensation of $4.5 million paid to management at the closing of the Acquisition and $6.8 million for sellers' transaction costs and fees.

Debt extinguishment charges in the Predecessor period December 31, 2000 through August 14, 2001 reflect the write-off of deferred debt issuance costs of approximately $4,712,000, and debt redemption premiums of approximately $7,813,000. In the first quarter of 2003, we adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 145, "Rescission of FASB statements No. 4, 44, and 64, Amendment of FASB statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 rescinds Financial Accounting Standards Board ("FASB") Statement No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result, the criteria in Accounting Principles Board Opinion 30 will now be used to classify those gains and losses. Accordingly, certain charges related to the extinguishment of debt during the Predecessor period from December 31, 2000 through August 14, 2001 have been reclassified to conform with the provisions of SFAS 145.

The following unaudited pro forma operating data presents the results of operations for the fiscal year ended December 29, 2001 as if the Acquisition had occurred on December 31, 2000, with financing obtained as described above and assumes that there were no other changes in our operations. The pro forma results are not necessarily indicative of the financial results that might have occurred had the transaction actually taken place on December 31, 2000, or of future results of operations.



(dollars in thousands)	Pro forma for the year ended December 29, 2001
Net sales	$518,507
Operating income	$ 18,435
Interest expense, net	$ 30,442
Net loss	$ (9,018)

Included in the pro forma results shown above are the Predecessor's Acquisition-related charges of $4.5 million in special compensation paid to management at the closing of the Acquisition, $6.8 million for sellers' transaction costs, and a charge of $12.5 million related to the Predecessor's write-off of deferred debt issuance costs and debt redemption premiums in connection with the Acquisition. Also included is a one-time $4.5 million charge to cost of sales related to the opening balance sheet step-up to inventory value. In addition, included in the pro forma results shown above are approximately $3.1 million related to the write-down of long-lived assets and $848,000 related to other plant closure costs, which were unrelated to the Acquisition.

On October 30, 1996, Carter's, Inc. was organized on behalf of affiliates of Investcorp S.A. ("Investcorp"), management and certain other investors to acquire 100% of TWCC's previously outstanding common and preferred stock ("the 1996 acquisition") from MBL Life Assurance Corporation, CHC Charitable Irrevocable Trust, and certain management stockholders for a total financed purchased price of $226.1 million. The 1996 acquisition was also accounted for by the purchase method. Accordingly, our assets and liabilities were adjusted at the 1996 acquisition date to reflect the allocation of that purchase price based on estimated fair values.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation
The accompanying financial statements comprise the consolidated financial statements of Carter's, Inc. and TWCC. Carter's, Inc.'s only asset is its investment in the common stock of TWCC, its wholly-owned subsidiary. As a result, the consolidated financial positions, results of operations, and cash flows of Carter's, Inc. and TWCC are substantially the same. See Note 17 to the consolidated financial statements for additional information.

Reclassifications
Certain prior year amounts have been reclassified for comparative purposes.

Principles of Consolidation
The consolidated financial statements include the accounts of Carter's, Inc. and those of TWCC and TWCC's wholly-owned subsidiaries. International subsidiaries represented 100% of our sewing production for fiscal year 2003 and approximately 100% and 96% for fiscal years 2002 and 2001. Total net assets (primarily property, plant, and equipment and inventory) at our international subsidiaries were approximately $4.5 million at January 3, 2004 and $9.1 million at December 28, 2002. All intercompany transactions and balances have been eliminated in consolidation.

Fiscal Year
Our fiscal year ends on the Saturday in December or January nearest the last day of December. The accompanying consolidated financial statements reflect our financial position as of January 3, 2004 and December 28, 2002, and results of operations for the Successor fiscal years ended January 3, 2004 and December 28, 2002, the Successor period August 15, 2001 through December 29, 2001, and the Predecessor period December 31, 2000 through August 14, 2001. The Successor fiscal year ended January 3, 2004 (fiscal 2003) contains 53 weeks. The Successor fiscal year ended December 28, 2002 (fiscal 2002), as well as fiscal 2001 Successor and Predecessor periods, collectively (fiscal 2001), each contain 52 weeks.

Cash and Cash Equivalents
We consider all highly liquid investments that have original maturities of three months or less to be cash equivalents. We had cash deposits, in excess of deposit insurance limits, in four banks at January 3, 2004 and three banks at December 28, 2002.

Accounts Receivable

Approximately 87% of our gross accounts receivable at January 3, 2004 and 89% at December 28, 2002 were from our ten largest wholesale and mass channel customers, primarily major retailers. Of these customers, three have individual receivable balances in excess of 10% of our gross accounts receivable (but not more than 20%) at January 3, 2004 and December 28, 2002. Sales to these customers represent comparable percentages to total wholesale revenues. In 2003, no one wholesale or mass channel customer accounted for more than 10% of our consolidated net sales.

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis for wholesale inventories and retail method for retail inventories) or market. We provide reserves for slow-moving inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost, less accumulated depreciation and amortization, which includes the amortization of assets recorded under capital leases. When fixed assets are sold or otherwise disposed, the accounts are relieved of the original costs of the assets, and the related accumulated depreciation and any resulting profit or loss is credited or charged to income. For financial reporting purposes, depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets as follows: buildings – 15 to 26 years and machinery and equipment – 3 to 10 years. Leasehold improvements and fixed assets purchased under capital leases are amortized over the lesser of the asset life or related lease term. We capitalize the cost of our fixtures designed and purchased for use at major wholesale accounts. The cost of these fixtures is amortized over a three-year period.

Goodwill and Other Intangible Assets

Cost in excess of fair value of net assets acquired ("goodwill") represents the excess of the cost of the Acquisition (or the 1996 acquisition) over the fair value of the net assets acquired.

Prior to the Acquisition, our tradename and goodwill arising from the 1996 acquisition were being amortized on a straight-line basis over estimated lives of 40 years. However, in connection with the 2001 Acquisition, we adopted the provisions of SFAS No. 141, "Business Combinations" ("SFAS 141"), and applied the required provisions of SFAS No. 142, "Goodwill and other Intangible Assets" ("SFAS 142"). Accordingly, our tradename and goodwill are now deemed to have indefinite lives and are no longer being amortized in the Successor periods. Our licensing agreements, however, recognized in the allocation of the Acquisition purchase price, are being amortized over the average three-year life of such agreements, as it was determined that these agreements have finite lives. Amortization expense on our licensing agreements was $5.0 million in fiscal 2003, $5.0 million in fiscal 2002, and $1.9 million in the period from August 15, 2001 to December 29, 2001, and is expected to be $3.1 million for fiscal 2004.

The calculation of reported net income (loss) adjusted for goodwill and tradename amortization expense, net of taxes is shown below:

(dollars in thousands, except per share data)	Successor			Predecessor
	For the years ended		For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001
	January 3, 2004	December 28, 2002		
Reported net income (loss)	$23,278	$19,253	$12,838	$(16,997)
Adjustments:				
Amortization expense of goodwill	–	–	–	484
Amortization expense of tradename, net of tax benefit of $597	–	–	–	978
Adjusted net income (loss)	$23,278	$19,253	$12,838	$(15,535)
Basic net income (loss) per common share	$ 0.99	$ 0.86	$ 0.57	$ (0.44)
Basic adjusted net income (loss) per common share	$ 0.99	$ 0.86	$ 0.57	$ (0.40)
Diluted net income (loss) per common share	$ 0.92	$ 0.82	$ 0.56	$ (0.44)
Diluted adjusted net income (loss) per common share	$ 0.92	$ 0.82	$ 0.56	$ (0.40)



We adopted the remaining provisions of SFAS 142 as of the beginning of fiscal 2002. In accordance with this statement, we identified our reporting units, and have completed the required assessments for impairment of goodwill (by comparing the fair values of our reporting units to their respective carrying values, including allocated goodwill) and our tradename and found that there was no impairment of either asset, either at the initial adoption date or at the most recent assessment performed as of January 3, 2004.

We are required to measure our goodwill and tradename for impairment on at least an annual basis or if events or changes in circumstances so dictate.

Impairment of Other Long-Lived Assets

We review other long-lived assets, including property, plant, and equipment and licensing agreements, for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. Management will determine whether there has been a permanent impairment on such assets held for use in the business by comparing anticipated undiscounted future cash flows from the use and eventual disposition of the asset or asset group to the carrying value of the asset. The amount of any resulting impairment will be calculated by comparing the carrying value to fair value, which may be estimated using the present value of the same cash flows. Long-lived assets that meet the definition of held for sale are valued at the lower of carrying amount or fair value, less costs to sell.

Deferred Debt Issuance Costs

Debt issuance costs are deferred and amortized to interest expense using the straight-line method, which approximates the effective interest method, over the lives of the related debt. Amortization approximated $1,939,000 for the Successor year ended January 3, 2004, $1,631,000 for the Successor year ended December 28, 2002, $593,000 for the Successor period from August 15, 2001 through December 29, 2001, and $1,010,000 for the Predecessor period from December 31, 2000 through August 14, 2001.

Revenue Recognition

Revenues consist of sales to customers, net of returns, accommodations, deductions, and cooperative advertising. We recognize revenue on wholesale and mass channel sales at the point where both title has passed and all the risks and rewards of ownership have been transferred. We consider revenue realized or realizable and earned when the product has been shipped and all the risks and rewards of ownership have been transferred, the sales price is fixed or determinable, and collectibility is reasonably assured. In the normal course of business, we grant certain accommodations and allowances to our wholesale and mass channel customers. Such amounts are reflected as reductions of net sales. Retail store revenues are recognized at the point of sale.

In November 2001, the Financial Accounting Standards Board's Emerging Issues Task Force ("EITF") issued EITF Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer/Reseller" ("EITF 01-09"). EITF 01-09 outlines the presumption that consideration given by a vendor to a customer is to be treated as a reduction of revenue, unless certain conditions are met. Prior to 2002, we had accounted for accommodations and cooperative advertising allowances made to wholesale customers as selling expenses. We adopted EITF 01-09 as of the beginning of fiscal 2002 and classified these expenses as a reduction of revenue rather than as selling expenses. Accommodations and cooperative advertising of $8.5 million for the Successor period from August 15, 2001 through December 29, 2001, and $5.0 million for the Predecessor period from December 31, 2000 through August 14, 2001, have been reclassified to conform with the current periods' presentation. These reclassifications did not impact net income (loss).

Accounting for Shipping and Handling Fees and Costs

Shipping and handling costs include shipping supplies, related labor costs, third-party shipping costs, and certain distribution overhead. Such costs are generally absorbed by us and are included in selling, general, and administrative expenses. These costs amounted to approximately $22,620,000 for the Successor fiscal year 2003, $19,514,000 for the Successor fiscal year 2002, $6,206,000 in the Successor period from August 15, 2001 through December 29, 2001, and $10,344,000 in the Predecessor period from December 31, 2000 through August 14, 2001.

With respect to the freight component of our shipping and handling costs, certain customers arrange for shipping and pay the related freight costs directly to third parties. However, in the event that we arrange and pay the freight for these customers and bill them for this service, such amounts billed would be included in revenue and the related cost would be charged to cost of goods sold. For fiscal years 2003, 2002, and 2001, no such arrangements or billings to customers occurred.

Royalties and License Fees

We license the *Carter's, Carter's Classics,* and *Child of Mine* names to other companies for use on baby and young children's products, including bedding, outerwear, shoes, socks, room décor, toys, stationery, strollers, hair accessories, and related products. These royalties are recorded as earned, based upon the sales of licensed products by our licensees.

We have licensed the right to use and sublicense the *Tykes* trademark for use on certain products sold primarily at Target stores. We license the rights to John Lennon's *Real Love* artwork collection and the artwork of Eric Carle under agreements that expire December 31, 2004 and December 31, 2005.

Stock-Based Compensation Arrangements

We account for stock-based compensation on stock options under the intrinsic value method consistent with Accounting Principles Board Opinion No. 25 ("APB 25"). Under this method, we record compensation expense equal to the difference between the exercise price of the stock option and the fair market value of the underlying stock as of the date of the option grant. For disclosure purposes only, we also estimate the impact on our net income of applying the fair value method of measuring compensation cost on stock options with the fair value, prior to our initial public offering, determined under the minimum value method as provided by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS 148"). See Note 6 to the consolidated financial statements for additional information.

Income Taxes

The accompanying financial statements reflect current and deferred tax provisions. The deferred tax provision is determined under the liability method. Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using presently enacted tax rates. Valuation allowances are established when it is more likely than not that a deferred tax asset will not be recovered. The provision for income taxes is generally the sum of the amount of income taxes paid or payable for the year as determined by applying the provisions of enacted tax laws to the taxable income for that year, the net change during the year in our deferred tax assets and liabilities, and the net change during the year in any valuation allowances.

Supplemental Cash Flow Information

Interest paid in cash approximated $24,580,000 for the Successor year ended January 3, 2004, $26,886,000 for the Successor year ended December 28, 2002, $10,667,000 for the Successor period August 15, 2001 through December 29, 2001, and $10,792,000 in the Predecessor period from December 31, 2000 through August 14, 2001. Income taxes paid in cash (refunded) approximated $10,968,000 for the Successor year ended January 3, 2004, $12,720,000 for the Successor year ended December 28, 2002, ($62,000) for the Successor period August 15, 2001 through December 29, 2001, and $2,272,000 for the Predecessor period from December 31, 2000 through August 14, 2001.

Use of Estimates in the Preparation of the Consolidated Financial Statements

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings Per Share

In accordance with SFAS No. 128, "Earnings Per Share," basic earnings per share is based on the weighted average number of common shares outstanding during the year, whereas diluted earnings per share also gives effect to all potentially dilutive common shares that were outstanding during the period. Dilutive common shares include stock options. All such stock options are reflected in the denominator using the treasury stock method. This method assumes that shares are issued for options that are "in the money," but that we use the proceeds of such option exercises (generally,



cash to be paid plus future compensation expense to be recognized) to repurchase shares at the average market value of our shares for the respective periods. We have used our best estimate of the average market value of our shares for the respective periods prior to our initial public offering completed on October 29, 2003.

The following is a reconciliation of basic number of common shares outstanding to diluted number of common and common equivalent shares outstanding for Carter's, Inc.:

	Successor			Predecessor
	For the years ended		For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001
	January 3, 2004	December 28, 2002		
Net income (loss)	$23,278,000	$19,253,000	$12,838,000	$(16,997,000)
Weighted average number of common and common equivalent shares outstanding:				
Basic number of common shares outstanding	23,611,372	22,453,088	22,332,136	38,752,744
Dilutive effect of stock options	1,576,120	1,091,812	754,709	—
Diluted number of common and common equivalent shares outstanding	25,187,492	23,544,900	23,086,845	38,752,744
Basic net income (loss) per common share	$ 0.99	$ 0.86	$ 0.57	$ (0.44)
Diluted net income (loss) per common share	$ 0.92	$ 0.82	$ 0.56	$ (0.44)

Recent Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires recording the fair market value of an asset retirement obligation as a liability in the period in which a legal obligation associated with the retirement of tangible long-lived assets is incurred (including certain lease obligations). The statement also requires recording an asset offsetting the initial obligation as an increase to the carrying amount of the related long-lived asset and depreciation of that cost over the life of the asset. We adopted the provisions of SFAS 143 in the first quarter of 2003, and the impact of such adoption was not material to our financial position or results of operations for fiscal 2003.

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS 145 rescinds FASB Statement No. 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result, the criteria in Accounting Principles Board Opinion 30 will now be used to classify those gains and losses. The provisions of SFAS 145, as related to the rescission of FASB Statement No. 4, were effective for fiscal 2003. In the first quarter of 2003, we adopted the provisions of SFAS 145 and the extraordinary item of $7.6 million, recorded in our statement of operations in the Predecessor period from December 31, 2000 through August 14, 2001 has been reclassified in the accompanying consolidated financial statements as a component of income before income taxes of $12.5 million (pre-tax) with the tax benefit of $4.9 million reclassified as a component of income taxes. Additionally, we have classified $9.5 million of costs related to the redemption of $61.3 million of our 10.875% senior subordinated notes on November 28, 2003 and the prepayment of $11.3 million of our term loan indebtedness on October 29, 2003 as a component of income before income taxes.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 sets forth various modifications to existing accounting guidance, which prescribes the conditions that must be met in order for costs associated with contract terminations, facility consolidations, employee relocations, and terminations to be accrued and recorded as liabilities in financial statements. Accordingly, SFAS 146 may affect the timing of recognizing any of our future restructuring costs as well as the amount recognized. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of SFAS 146 were required to be applied prospectively to exit or disposal activities initiated by us after December 31, 2002. See Note 15 to the consolidated financial statements regarding the closure of two of our production facilities in Costa Rica.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." SFAS 148 provides alternate methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in tabular format. Additionally, SFAS 148 requires disclosure of the pro forma effect of using the fair value method of accounting for stock-based employee compensation in interim financial statements. The transition and annual disclosure requirements were effective for us as of December 28, 2002 and the interim disclosure requirements were effective for the first quarter of fiscal 2003.

NOTE 3 – INVENTORIES

Inventories consisted of the following:

	Successor, at	
(dollars in thousands)	January 3, 2004	December 28, 2002
Finished goods	$102,921	$ 99,609
Work in process	1,572	3,509
Raw materials and supplies	267	2,582
	$104,760	$105,700

NOTE 4 – PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consisted of the following:

	Successor, at	
(dollars in thousands)	January 3, 2004	December 28, 2002
Land, buildings, and improvements	$ 26,326	$ 20,928
Machinery and equipment	39,998	30,880
Marketing fixtures	16,972	15,330
Equipment under capital leases	1,768	1,770
Construction in progress	676	–
	85,740	68,908
Accumulated depreciation and amortization	(35,238)	(18,432)
	$ 50,502	$ 50,476

Depreciation and amortization expense (in thousands) was $17,216 for the Successor year ended January 3, 2004, $13,693 for the Successor year ended December 28, 2002, $5,043 for the Successor period August 15, 2001 through December 29, 2001, and $10,186 for the Predecessor period December 31, 2000 through August 14, 2001.

NOTE 5 – LONG-TERM DEBT

Long-term debt of TWCC consisted of the following:

	Successor, at	
(dollars in thousands)	January 3, 2004	December 28, 2002
Senior credit facility term loan	$ 99,612	$123,750
10.875% Series B Senior Subordinated Notes due 2011, net of unamortized discount of $649 in 2003 and $1,128 in 2002	113,101	173,872
	212,713	297,622
Current maturities	(3,336)	(6,346)
	$209,377	$291,276

In connection with the Acquisition, approximately $171.6 million in Predecessor debt was retired, consisting of previously outstanding $100.0 million of 10⅜% Series A Senior Subordinated Notes due 2006, $20.0 million of 12% Series B Senior Subordinated Notes due 2006 of Carter's, Inc., $38.7 million in term loan debt outstanding under the Predecessor senior credit facility, and $12.9 million of borrowings under the Predecessor revolving loan facility. Additionally, we incurred a charge in the Predecessor period from December 31, 2000 through August 14, 2001 in the amount of approximately $12.5 million related to the write-off of associated debt issuance costs and redemption premiums. The effective interest rate on variable rate senior credit facility borrowings outstanding was 7.2% at August 14, 2001.

In connection with the Acquisition, we also entered into a new senior credit facility with Goldman, Sachs & Co., as the lead arranger, Fleet National Bank, as the administrative agent, and other lenders. The senior credit facility initially provided for aggregate borrowings by us of up to $185.0 million, including a $125.0 million term loan and a $60.0 million revolving loan facility. Effective July 29, 2003, our credit facility was amended to, among other things, increase the amount of the commitments under the revolving loan facility from $60.0 million to $80.0 million.

Prior to July 29, 2003, amounts outstanding under the senior credit facility accrued interest, at our option, at a rate per annum equal to either: (1) the base rate, as defined in the senior credit facility, or (2) an adjusted Eurodollar rate, as defined in the senior credit facility, in each case plus an applicable interest margin. The applicable interest margin for the term loan, determined by reference to the leverage ratio, ranged from 2.25% to 2.75% for Eurodollar rate loans and 2.50% for base rate loans. The applicable interest margin for the revolving loan facility was 3.0% for Eurodollar rate loans and 2.0% for base rate loans. In connection with our senior credit facility amendment effective July 29, 2003, we prepaid our existing Tranche B term loan and replaced it with a new Tranche C term loan providing for a 75 basis point reduction in the applicable interest margins. Effective March 31, 2002, the applicable interest margins for the term loan and the revolving loan facility were subject to quarterly reductions based on our achievement of certain leverage ratios. The interest rate otherwise payable under the senior credit facility would increase by 2.0% per annum during the continuance of payment default. Interest on the term loan is payable at the end of interest rate reset periods, which vary in length but in no case exceed six months. Interest on the revolving loan facility is payable quarterly. The effective interest rate on variable rate senior credit facility borrowings outstanding at January 3, 2004 and December 28, 2002 was 3.7% and 4.9%.

As further described in Note 6 to the consolidated financial statements, we completed an initial public offering of Carter's, Inc.'s common stock on October 29, 2003. On November 28, 2003, we used approximately $68.7 million of the proceeds to redeem approximately $61.3 million in outstanding senior subordinated notes and pay a redemption premium of approximately $6.7 million and $0.7 million in related accrued interest charges. Additionally, as required by the senior credit facility, we utilized $11.3 million of the remaining proceeds to prepay amounts remaining under the term loan. Furthermore, on December 31, 2003, we made a voluntary prepayment on the term loan of $6.5 million. As of January 3, 2004, there was $99.6 million in term loan borrowings outstanding and no borrowings under the revolving loan facility (excluding approximately $6.5 million in outstanding letters of credit) and approximately $73.5 million of unused commitment under the senior credit facility for working capital and other purposes.

The senior credit facility, as amended on July 29, 2003, sets forth mandatory and optional prepayment conditions that may result in our use of cash to reduce our debt obligations, including payments of: (i) 50% of the net cash proceeds from an equity issuance by Carter's, Inc. excluding, among other things, any issuance of equity in connection with employee or director stock plans or a permitted acquisition and (ii) 25% or 50% of consolidated excess cash flow (50% or 75% prior to the July 29, 2003 amendment), depending on the applicable leverage ratio, as both terms are defined in the amended senior credit facility. The terms of the consolidated excess cash flow condition were effective for fiscal 2002, and accordingly, we made a principal prepayment of approximately $4.8 million on March 26, 2003 and will be required to make a prepayment of approximately $2.4 million on or before March 31, 2004. Such amounts are included in current maturities of long-term debt on the January 3, 2004 and December 28, 2002 accompanying consolidated balance sheets. The lenders will apply such prepayments first to the term loan and, second, to permanently reduce the revolving loan facility. Subject to certain conditions in the senior credit facility, we may make optional prepayments of our debt obligations without premium or penalty. The lenders will apply such optional prepayments according to our instruction.

The senior credit facility is collateralized by substantially all of our personal property, some of our real property, and a pledge of all the issued and outstanding stock issued by us and our domestic subsidiaries, as well as 65% of the issued and outstanding stock of our foreign subsidiaries. All of our obligations under the senior credit facility are guaranteed by us and all of our present and future domestic subsidiaries, which may include acquired subsidiaries.

The senior credit facility contains certain covenants which, among other things, limit: the incurrence of additional indebtedness; mergers, acquisitions, and sales of assets; the incurrence of liens or other encumbrances, guarantees, or pledges; the payment of dividends and repurchases of common stock; prepayments of equity and subordinated debt instruments, including the 10.875% senior subordinated notes (the "Notes"); investments; and certain transactions with affiliates. Effective July 29, 2003, the senior credit facility was amended to permit the repurchase of up to $15.0 million of additional senior subordinated notes following our initial public offering, permit a dividend payment of $24.9 million to our equity holders on July 31, 2003, and permit a $2.5 million payment to our vested option holders on July 31, 2003. Our senior credit facility requires us to meet certain financial tests based upon Adjusted EBITDA, as defined, including, without limitation: maximum leverage, minimum interest coverage, and minimum fixed charge coverage. The most restrictive of these covenants as of January 3, 2004, was the maximum leverage ratio, which, based on our level of borrowings, required Adjusted EBITDA to be no less than $52.2 million. Our actual Adjusted EBITDA, as defined in our senior credit facility, for the twelve-month period ended January 3, 2004 was $100.6 million. The senior credit facility also limits the level of annual capital expenditures.

The senior credit facility contains customary events of default, including, among other things: payment defaults; breaches of representations and warranties; covenant defaults; cross-defaults to certain other debt, including the 10.875% senior subordinated notes; events of bankruptcy and insolvency; judgment defaults; invalidity of any guarantee or impairment of any collateral interests supporting the senior credit facility; and a change in our control, as defined in the senior credit facility.

We are also required to pay a periodic administrative agent's fee, a letter of credit fee equal to the applicable interest margin for Eurodollar rate loans under the revolving loan facility, and letter of credit fronting fees.

As required under the senior credit facility, we purchased an interest rate cap as an economic hedge against approximately $31.3 million of variable rate debt. The cap rate is 7% and terminates on December 7, 2004. The cap is recognized on the accompanying consolidated balance sheets at its fair value of $13 at January 3, 2004 and $6,359 at December 28, 2002.

After giving effect to the $11.3 million and $6.5 million prepayments, described above, and the required excess cash flow prepayment of $2.4 million to be made on or before March 31, 2004, remaining principal borrowings under the term loan are due and payable in fifteen quarterly installments of $244,355 from March 31, 2004 through September 30, 2007 and four quarterly payments of approximately $23.4 million from December 31, 2007 through September 30, 2008. Any outstanding balance on the revolving loan facility, which includes letters of credit, is payable in full on August 15, 2006.

Also, in connection with the Acquisition, we issued $175.0 million of 10.875% senior subordinated notes (less a discount of $1.3 million), which we subsequently exchanged for notes in the same principal amount and with identical terms. Interest on the Notes accrues at the rate of 10.875% per annum and is payable semi-annually in arrears on February 15 and August 15. The principal on the Notes is due in full on August 15, 2011. As described above and in Note 1 to the consolidated financial statements and as permitted by the indenture, we exercised our right to redeem 35%, or $61.3 million of the aggregate principal amount of the Notes at a redemption price of 110.875% of the principal amount thereof, plus accrued and unpaid interest, with the net cash proceeds received from our equity offerings. In connection with the redemption, described above, we incurred redemption premiums of approximately $6.7 million, wrote off deferred issuance costs of $2.2 million, and expensed $0.4 million related to the note discount. In addition, we wrote off deferred issuance costs of $0.2 million in connection with the prepayment of our term loan of $11.3 million.

After August 15, 2006, we may redeem all or part of the Notes upon not less than 30 nor more than 60 days notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on August 15 of the years indicated below:

Year	Percentage
2006	105.438%
2007	103.625%
2008	101.813%
2009 and thereafter	100.000%

The Notes contain provisions and covenants including limitations on other indebtedness, restricted payments and distributions, sales of assets, subsidiary stock, liens, and certain other transactions.

The fair value of our long-term debt was approximately $17.6 million greater than the book value as of January 3, 2004 and approximately $17.0 million greater than the book value as of December 28, 2002. The fair values were estimated based on similar issues or on current rates offered to us for debt of the same remaining maturities.

NOTE 6 – STOCKHOLDERS' EQUITY

Prior to the Acquisition, Carter's, Inc. had various classes of capital stock outstanding. In connection with the Acquisition, all classes of Carter's, Inc.'s Predecessor capital stock converted into shares of a single new class of common stock. The total number of shares of all classes of Carter's, Inc.'s Successor capital stock that we were authorized to issue was 32,100,000 shares, consisting of 32,000,000 shares of common stock, $0.01 par value per share (the "common stock"), and 100,000 shares of preferred stock, $0.01 par value per share (the "preferred stock").

In connection with the re-incorporation, as further described in Note 1 to the consolidated financial statements, effective September 30, 2003, the total amount of Carter's, Inc.'s authorized capital stock consists of 40,000,000 shares of common stock, $0.01 par value per share, and 100,000 shares of preferred stock, $0.01 par value per share. As of January 3, 2004, Carter's, Inc. had outstanding 27,985,360 shares of common stock and no shares of preferred stock.

The issued and outstanding shares of common stock are validly issued, fully paid, and nonassessable. Holders of Carter's, Inc.'s common stock are entitled to share equally, share for share, if dividends are declared on Carter's, Inc.'s common stock, whether payable in cash, property, or our securities. The shares of common stock are not convertible and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon liquidation, dissolution, or winding up of our company, the holders of common stock are entitled to share equally, share for share, in our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any series of preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting. Except as otherwise required by law or the certificate of incorporation, the holders of common stock vote together as a single class on all matters submitted to a vote of stockholders.

As of January 3, 2004, investment funds affiliated with Berkshire Partners LLC owned 66.3% of Carter's, Inc.'s outstanding common stock. As a result, they control our business, policies, and affairs and are able to elect our entire board of directors and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations, and sales of substantially all of our assets. They will also be able to prevent or cause a change in control of our company and an amendment to our certificate of incorporation and by-laws.

Our board of directors may issue preferred stock from time to time. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, the board of directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares, and to change the number of shares constituting any series and to provide for or change the voting powers, designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights, and liquidation preferences of the shares constituting any series of the preferred stock, in each case without any further action or vote by the shareholders.

Stock Option Plans and Stock Issuances

At the time of the Acquisition, we terminated our existing Management Stock Incentive Plan (the "Former Plan"), which had been formed to provide incentives to our employees and directors. All outstanding options under the Former Plan are subsequently covered by the basic component of the 2001 Equity Incentive Plan, which was amended and restated on October 10, 2003 and renamed as our 2003 Equity Incentive Plan (the "Plan") described below, and expire on August 15, 2011. Options awarded under the Former Plan and retained by management after the Acquisition ("Retained Options") entitle recipients to purchase Carter's, Inc.'s common stock (previously Carter's, Inc.'s Class C stock). Options issued under the Former Plan have been restated to reflect a 10-for-1 stock split that occurred on August 15, 2001. Options for up to 3,010,720 shares of Carter's, Inc.'s common stock were able to be granted under the Former Plan, of which 11,456 had not been granted at August 14, 2001. The exercise price of all options granted under the Former Plan was $1.50 per share, which was deemed to be the fair market value of the stock at the time the options were granted. Accordingly, no compensation expense was recognized on the options granted. All stock options granted under the Former Plan vested immediately upon the Acquisition. In connection with the Acquisition, 1,274,700 options were exercised and 1,724,564 remained outstanding.

At the time of the Acquisition, we adopted the 2001 Equity Incentive Plan in order to provide incentives to our employees and directors. Awards under the 2001 Equity Incentive Plan provided recipients with options to purchase shares of Carter's, Inc.'s common stock. There were 4,344,196 shares, as amended and described below, of Carter's, Inc.'s common stock made available under the 2001 Equity Incentive Plan. Two types of option awards were issued under the Plan – basic options and performance options. Basic options vest ratably over a five-year period, but immediately vest upon a change in control, as defined. Performance options vest after eight years, but may vest earlier, either all or in part, upon our achievement of certain defined performance objectives as of approximately five years after the grant date or the occurrence of one of several events, including a change of control, as defined, or termination of employment.

On October 10, 2003, we amended and restated the 2001 Equity Incentive Plan and renamed it the 2003 Equity Incentive Plan. Under the Plan, as amended, the compensation committee of our board may award incentive stock options (ISOs and non-ISOs), stock appreciation rights (SARs), restricted stock, unrestricted stock, stock deliverable on a deferred basis, performance-based stock awards, and cash payments intended to help defray the cost of awards. The amendment and restatement increased the number of shares available to be delivered under the Plan by 400,000. Participation in the amended and restated Plan is limited to those key employees and others who are selected by the compensation committee. Under the amended and restated Plan, the maximum number of shares of stock for which options or SARs may be awarded to any participant in any year, and the maximum number of shares of stock deliverable to any participant under other awards for any year, is in each case 4,000,000. The limit on shares available under the Plan, the individual limits, and other award terms are subject to adjustment to reflect stock splits or stock dividends, combinations, and certain other events. Currently, there are 509,764 shares available for grant under the Plan. The amended and restated Plan makes provision for the treatment of awards upon termination of service or in the case of a merger or similar corporate transaction.

Since the number of shares and the exercise price per share are known at the time of grant, each of the basic options, performance options, and retained options qualify for fixed plan accounting. All options issued under the Plan expire ten years from the date of grant. The exercise price of the basic and performance options issued at the time of the Acquisition in 2001 was $6.16 per share, which was deemed to be the fair market value of Carter's, Inc.'s common stock at the time the options were granted, based upon the purchase price of common stock in the Acquisition of Carter's, Inc. as described in Note 1 to the consolidated financial statements. These were the only options granted during 2001. Accordingly, no compensation expense has been recognized on the basic and performance options granted during 2001.

In 2002, we issued 117,000 options and recognized approximately $14,500 in compensation expense related to these option grants based upon the difference in the estimated fair value of Carter's, Inc.'s common stock at the time the options were granted and the exercise price. None of the options granted during 2002 were exercisable at December 28, 2002.



In 2003, we issued 398,000 options, 321,200 of which were issued at an exercise price that was below the fair value. In connection with these issuances, we recognized approximately $116,800 in compensation expense based upon the difference in the estimated fair value of Carter's, Inc.'s common stock at the time the options were granted and the exercise price.

The weighted average exercise price and weighted average fair value for the options issued below fair value were $13.95 and $19.00. For the remaining options issued during fiscal 2003, for which the exercise price was equal to the fair value, the weighted average exercise price and weighted average fair value were $9.88. None of the options granted during 2003 were exercisable at January 3, 2004.

A summary of stock option activity under this Plan (in number of shares that may be purchased) is as follows (including options retained by management, which were all originally issued under the Former Plan):

	Basic options	Weighted average exercise price per share	Performance options	Weighted average exercise price per share	Retained options	Weighted average exercise price per share
PREDECESSOR:						
Outstanding, December 30, 2000	–	–	–	–	2,999,264	$1.50
Granted	–	–	–	–	–	–
Exercised	–	–	–	–	(1,274,700)	$1.50
Forfeited	–	–	–	–	–	–
Expired	–	–	–	–	–	–
SUCCESSOR:						
Outstanding, August 15, 2001	–	–	–	–	1,724,564	$1.50
Granted	772,464	$ 6.16	1,219,348	$ 6.16	–	–
Exercised	–	–	–	–	–	–
Forfeited	–	–	–	–	(344,944)	$1.50
Expired	–	–	–	–	–	–
Outstanding, December 29, 2001	772,464	$ 6.16	1,219,348	$ 6.16	1,379,620	$1.50
Granted	39,004	$ 6.68	77,996	$ 6.84	–	–
Exercised	–	–	–	–	–	–
Forfeited	–	–	–	–	–	–
Expired	–	–	–	–	–	–
Outstanding, December 28, 2002	811,468	$ 6.18	1,297,344	$ 6.20	1,379,620	$1.50
Granted	149,792	$13.16	248,208	$13.16	–	–
Exercised	–	–	–	–	–	–
Forfeited	(16,756)	$ 6.16	(35,244)	$ 6.16	–	–
Expired	–	–	–	–	–	–
Outstanding, January 3, 2004	944,504	$ 7.29	1,510,308	$ 7.35	1,379,620	$1.50
Exercisable, January 3, 2004	314,202	$ 6.18	13,692	$ 6.16	1,379,620	$1.50

The weighted average contractual life as of January 3, 2004 for the retained options as well as the basic and performance options is approximately 7.85 years.

The range of exercise prices for options outstanding as of January 3, 2004 is $1.50 to $13.95.

For disclosure purposes only, we have measured compensation expense, in accordance with SFAS 123, "Accounting for Stock-Based Compensation." The following table illustrates the effect on net income (loss) if we had applied the fair value recognition provisions of SFAS 123:

	Successor			Predecessor
	For the years ended		For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001
(dollars in thousands, except per share data)	January 3, 2004	December 28, 2002		
Net income (loss), as reported	$23,278	$19,253	$12,838	$(16,997)
Add:				
Stock-based employee compensation (under APB 25) included in reported net income, net of related tax effects	72	9	–	–
Deduct:				
Total stock-based employee compensation expense determined under the fair value based method (under SFAS 123 and SFAS 148) for all awards, net of related tax effects	(645)	(524)	(167)	(286)
Pro forma net income (loss)	$22,705	$18,738	$12,671	$(17,283)
CARTER'S, INC.'S NET INCOME (LOSS) PER COMMON SHARE:				
Basic – as reported	$ 0.99	$ 0.86	$ 0.57	$ (0.44)
Basic – pro forma	$ 0.96	$ 0.83	$ 0.57	$ (0.45)
Diluted – as reported	$ 0.92	$ 0.82	$ 0.56	$ (0.44)
Diluted – pro forma	$ 0.90	$ 0.80	$ 0.55	$ (0.45)

For basic options, using a minimum value method, the fair value of each option as of the date of grant has been estimated to range from $3.08 to $9.76 per share for options granted in 2003 and $2.44 to $3.95 per share for options granted in 2002. For basic options, using a fair value method, the fair value of each option at the date of the grant has been estimated to range from $6.40 to $13.55 per share for options granted in 2003 and $6.31 per share for options granted from August 23, 2002 to December 28, 2002. These per share option values were calculated at an assumed risk-free interest rate from 3.8% to 4.2% for 2003 and 3.0% to 4.4% for 2002, with an expected life of 10 years and expected volatility of 50%. No dividends were assumed.

For performance options, using a minimum value method, the fair value of each option as of the date of grant has been estimated to range from $3.08 to $9.76 per share for options granted in 2003 and $2.44 to $3.95 per share for options granted in 2002. For performance options, using a fair value method, the fair value of each option at the date of grant has been estimated to range from $6.40 to $13.55 per share for options granted in 2003 and $6.31 per share for options granted from August 23, 2002 to December 28, 2002. These per share option values were calculated at the same assumed risk-free interest rates shown above with an expected life of 10 years and expected volatility of 50%. No dividends were assumed.

We have determined that the effect on pro forma net income would be immaterial had compensation expense for our option grants been determined based on the fair value method as of the grant date using the Black-Scholes model.

For options issued under the Former Plan, the fair value of each granted option, at the date of the grant, has been estimated to be $0.48 for the options granted during fiscal 1999, $0.50 for the options granted during fiscal 1998, $0.59 for the options granted during fiscal 1997, and $0.74 for the options granted during the two-month period ended December 28, 1996. The fair value of the options granted was estimated using a minimum value method at an assumed risk-free interest rate of 5.5% for options granted in 1999, 5.0% in 1998, 6.25% in 1997, and 7.0% in the two-month period ended December 28, 1996.

During 2003, we sold shares of Carter's, Inc.'s common stock to two of our directors for cash proceeds of $600,000 (one during second quarter and one during third quarter). In connection with these transactions, we recorded compensation expense of $206,000 and additional paid-in capital in the amount of $600,000.

During 2002, we sold shares of Carter's, Inc.'s common stock to two of our directors (one during second quarter and one during third quarter) and issued shares of Carter's, Inc.'s common stock to a consultant. In connection with these transactions, as well as stock option grants to certain employees noted above, we recorded compensation expense during 2002 in the amount of approximately $768,000. Additionally, we received cash proceeds of $1.0 million and recorded approximately $1.8 million to our additional paid-in capital.

NOTE 7 – EMPLOYEE BENEFIT PLANS

We offer a comprehensive post-retirement medical plan to current and certain future retirees and their spouses until they become eligible for Medicare or a Medicare Supplement plan. We also offer life insurance to current and certain future retirees. Employee contributions are required as a condition of participation for both medical benefits and life insurance and our liabilities are net of these employee contributions.

The following is a reconciliation of the Accumulated Post-Retirement Benefit Obligations ("APBO") under this plan:

	Successor			Predecessor
	For the years ended		For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001
(dollars in thousands)	January 3, 2004	December 28, 2002		
Benefit Obligation (APBO) at beginning of period	$10,221	$ 9,952	$9,448	$ 9,878
Service cost	80	71	35	58
Interest cost	630	611	251	418
Plan participants' contributions	17	1,044	353	589
Actuarial loss (gain)	408	477	523	(398)
Benefits paid	(917)	(1,934)	(658)	(1,097)
APBO at end of period	$10,439	$10,221	$9,952	$ 9,448

Our contribution for these post-retirement benefit obligations was $824,948 in the Successor fiscal year 2003, $890,521 in the Successor fiscal year 2002, $304,681 for the Successor period from August 15, 2001 through December 29, 2001, and $507,801 for the Predecessor period December 31, 2000 through August 14, 2001. We expect that our contribution for post-retirement benefit obligations in fiscal 2004 will be $917,000. We do not pre-fund this plan and as a result there are no plan assets. The measurement date used to determine the post-retirement benefit obligations is as of the end of the fiscal year.

The funded status of the plan is reconciled to the accrued post-retirement benefit liability recognized primarily in other long-term liabilities in the accompanying consolidated balance sheets, as follows:

	Successor, at	
(dollars in thousands)	January 3, 2004	December 28, 2002
Funded status (unfunded APBO)	$10,439	$10,221
Unrecognized net loss from past experience different from that assumed and from changes in assumptions	(1,408)	(1,000)
Accrued benefit cost	$ 9,031	$ 9,221

The discount rates used in determining the APBO were as follows:

	Successor, at	
	January 3, 2004	December 28, 2002
Discount rates	6.0%	6.5%

The components of post-retirement benefit expense charged to operations are as follows:

	Successor			Predecessor
	For the years ended		For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001
(dollars in thousands)	January 3, 2004	December 28, 2002		
Service cost – benefits attributed to service during the period	$ 80	$ 71	$ 35	$ 58
Interest cost on accumulated post-retirement benefit obligation	630	611	251	418
Amortization of net actuarial loss	–	–	–	13
Total net periodic post-retirement benefit cost	$710	$682	$286	$489

The discount rates used in determining the net periodic post-retirement benefit costs were as follows:

	Successor			Predecessor
	For the years ended		For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001
	January 3, 2004	December 28, 2002		
Discount rates	6.5%	7.0%	7.0%	7.0%

The effects on our plan of all future increases in health care costs are borne by employees; accordingly, increasing medical costs are not expected to have any material effect on our future financial results.

We have an obligation under a defined benefit plan covering certain former officers. At January 3, 2004 and December 28, 2002, the present value of the estimated remaining payments under this plan was approximately $1.4 million and is included in other current and long-term liabilities.

We also sponsor a defined contribution plan within the United States. The plan covers employees who are at least 21 years of age and have completed three months of service, during which at least 257 hours were served. The plan provides for the option for employee contributions up to statutory limits, of which we match up to 4% of the employee contribution, at a rate of 100% on the first 3% and 50% of the second 2%. Our expense for the defined contribution plan totaled approximately (in thousands): $1,649 for the Successor fiscal year ended January 3, 2004, $1,363 for the Successor fiscal year ended December 28, 2002, $275 for the Successor period August 15, 2001 through December 29, 2001, and $594 for the Predecessor period December 31, 2000 through August 14, 2001.



NOTE 8 – INCOME TAXES

The provision (benefit) for income taxes consisted of the following:

	Successor			Predecessor
	For the years ended		For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001
(dollars in thousands)	January 3, 2004	December 28, 2002		
CURRENT TAX PROVISION (BENEFIT):				
Federal	$12,858	$11,833	$3,575	$ (213)
State	2,122	1,917	630	72
Foreign	369	525	279	396
Total current provision	15,349	14,275	4,484	255
DEFERRED TAX PROVISION (BENEFIT):				
Federal	266	(1,126)	2,594	(6,482)
State	33	(138)	317	(630)
Total deferred provision (benefit)	299	(1,264)	2,911	(7,112)
Total provision (benefit)	$15,648	$13,011	$7,395	$(6,857)

Components of deferred tax assets and liabilities were as follows:

	Successor, at	
(dollars in thousands)	January 3, 2004	December 28, 2002
	Assets (Liabilities)	
CURRENT DEFERRED TAXES:		
Accounts receivable allowance	$ 3,042	$ 2,361
Inventory	3,212	4,765
Liability accruals	2,863	3,083
Deferred employee benefits	(470)	(664)
Other	398	476
Total current deferred taxes	$ 9,045	$ 10,021
NON-CURRENT DEFERRED TAXES:		
Depreciation	$ (4,673)	$ (3,596)
Tradename and licensing agreements	(82,643)	(84,493)
Deferred employee benefits	3,937	3,998
Other	183	218
Total non-current deferred taxes	$(83,196)	$(83,873)
Total deferred tax assets	$ 13,635	$ 14,901
Total deferred tax liabilities	$(87,786)	$(88,753)

The difference between our effective income tax rate and the federal statutory tax rate is reconciled below:

| | Successor | | | Predecessor |
| | For the years ended | | For the period from August 15, 2001 through December 29, 2001 | For the period from December 31, 2000 through August 14, 2001 |
	January 3, 2004	December 28, 2002		
Statutory federal income tax rate	35.0%	35.0%	35.0%	34.0%
State income taxes, net of federal income tax benefit	3.6	3.8	3.1	1.5
Goodwill amortization	–	–	--	(0.7)
U.S. tax on closure of Costa Rican facilities	1.2	–	–	--
Non-deductible Acquisition-related costs	–	1.0	–	(5.1)
Foreign income, net of tax	0.3	0.2	(1.9)	(1.7)
Other	0.1	0.3	0.3	0.7
Total	40.2%	40.3%	36.5%	28.7%

The portion of income (loss) before income taxes attributable to foreign income was approximately $750,000 for the Successor year ended January 3, 2004, $1,276,000 for the Successor year ended December 28, 2002, $1,895,000 for the Successor period from August 15, 2001 through December 29, 2001, and ($46,000) for the Predecessor period from December 31, 2000 through August 14, 2001.

NOTE 9 – LEASE COMMITMENTS

Rent expense (in thousands) under operating leases was $22,356 for the Successor year ended January 3, 2004, $20,584 for the Successor fiscal year ended December 28, 2002, $7,384 for the Successor period August 15, 2001 through December 29, 2001, and $12,321 for the Predecessor period from December 31, 2000 through August 14, 2001.

Minimum annual rental commitments under current noncancellable operating leases as of January 3, 2004 were as follows:

(dollars in thousands)

Fiscal Year	Buildings, primarily retail stores	Transportation equipment	Data processing equipment	Manufacturing equipment	Total noncancellable leases
2004	$17,856	$101	$ 757	$268	$18,982
2005	15,395	68	538	207	16,208
2006	12,818	51	148	147	13,164
2007	9,794	50	34	53	9,931
2008	6,571	28	–	2	6,601
Thereafter	14,699	20	--	–	14,719
Total	$77,133	$318	$1,477	$677	$79,605

In January 2003, we entered into a seven-year lease agreement, with a cancellation option after four years, for a new distribution facility in Stockbridge, Georgia. Payments began in July 2003. The four-year commitment obligation totals approximately $2.8 million which is included in the table above. If cancelled upon exercising our option in year four, the remaining obligation would be approximately $314,000.



Future annual lease commitments under capital lease obligations are as follows:

(dollars in thousands)	
Fiscal Year 2004	$ 168
Total minimum obligations	168
Interest	(4)
Present value of net minimum obligations	164
Current portion, included in other current liabilities	(164)
Long-term obligations, included in other long-term liabilities at January 3, 2004	$ 0

NOTE 10 – COMMITMENTS AND CONTINGENCIES

We are subject to various federal, state, and local laws that govern activities or operations that may have adverse environmental effects. Noncompliance with these laws and regulations can result in significant liabilities, penalties, and costs. From time to time, our operations have resulted or may result in noncompliance with or liability pursuant to environmental laws. Generally, compliance with environmental laws has not had a material impact on our operations, but there can be no assurance that future compliance with such laws will not have a material adverse effect on our operations.

Additionally, we enter into various purchase order commitments with full-package suppliers. We can cancel these arrangements, although in some instances, we may be subject to a termination charge reflecting a percentage of work performed prior to cancellation.

During 2002, a lawsuit was filed against us in which the plaintiff is claiming damages of approximately $830,000 related to an alleged oral guarantee of money owed to it by a third-party vendor. We have not provided for this exposure as we believe that this claim is without merit and we intend to vigorously defend this matter.

During the third quarter of 2002, we executed an artwork agreement with Eric Carle, LLC. Under this agreement, we are obligated to pay and have paid $1.5 million in minimum royalty guarantees for the initial term, which began June 28, 2002 and expires December 31, 2005.

NOTE 11 – OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following:

	Successor, at	
(dollars in thousands)	January 3, 2004	December 28, 2002
Accrued income taxes	$12,539	$ 8,229
Accrued incentive compensation	5,928	5,590
Accrued interest	4,783	7,650
Accrued workers' compensation	3,575	3,325
Other current liabilities	10,580	12,892
	$37,405	$37,686

NOTE 12 – VALUATION AND QUALIFYING ACCOUNTS

Information regarding valuation and qualifying accounts is as follows:

| | Allowance for | |
(dollars in thousands)	Doubtful accounts	Inventory valuation
PREDECESSOR:		
Balance, December 30, 2000	$ 2,045	$ 4,082
Additions, charged to expense	1,317	1,482
Write-offs	(1,525)	(1,112)
Balance, August 14, 2001	$ 1,837	$ 4,452
SUCCESSOR:		
Balance, August 15, 2001	$ 1,837	$ –
Additions, charged to expense	604	1,681
Write-offs	(768)	–
Balance, December 29, 2001	1,673	1,681
Additions, charged to expense	2,578	1,177
Write-offs	(2,371)	–
Balance, December 28, 2002	1,880	2,858
Additions, charged to expense	2,161	6,682
Write-offs	(1,678)	(4,508)
Balance, January 3, 2004	$ 2,363	$ 5,032

NOTE 13 – RELATED PARTY TRANSACTIONS

In 1996, in connection with the closing of the acquisition by Investcorp S.A., we entered into an agreement for management advisory and consulting services under which we agreed to pay Investcorp $1.35 million per year for a five-year term. This agreement was terminated upon the consummation of the Acquisition.

In connection with the Acquisition, we entered into a management agreement with Berkshire Partners. Under this agreement, we agreed, among other things, to pay Berkshire Partners an annual management fee of $1.65 million commencing on the first anniversary of the Acquisition. This agreement was terminated for $2.6 million upon completion of the initial public offering as further described in Note 1 to the consolidated financial statements.

In January 2000, we issued a loan to Frederick J. Rowan, II, our Chairman, President, and Chief Executive Officer, in the amount of $4.3 million, the proceeds of which were used by Mr. Rowan to repay a previous loan from us in the amount of $1.5 million. In connection with the Acquisition, we amended the terms of this loan. Neither of the original loan or the amended loan was issued in connection with the purchase of Carter's, Inc.'s common stock. As amended, the $4.3 million loan is payable in annual installments of $600,000 commencing on March 31, 2003, and thereafter on each anniversary thereof until such principal amount and all accrued and unpaid interest thereon has been repaid. In December 2002, Mr. Rowan made a voluntary payment of $1.5 million on this obligation. The loan is payable upon demand and is collateralized by his equity in Carter's. The loan bears interest at the average rate payable by us under the revolving loan facility. The loan is prepayable with proceeds of any disposition of Mr. Rowan's stock in Carter's. The highest outstanding balance under Mr. Rowan's loan during fiscal 2003 was $3.9 million. As of January 3, 2004, the outstanding balance of this obligation, including interest accrued thereon, is $3.4 million and is included in other assets on the accompanying consolidated balance sheets.

In December of 2002, we paid Mr. Rowan a special bonus of $5.0 million.

We repurchased 40,000 shares of Carter's, Inc.'s Class C stock owned by certain of our former employees for cash payments of $60,000 in the Predecessor period from December 31, 2000 through August 14, 2001 and 46,760 shares for $70,000 in the Predecessor fiscal year ended December 30, 2000.

carter's

During the Predecessor period from December 31, 2000 through August 14, 2001 and the Predecessor fiscal year 2000, we issued 40,000 shares to employees at a fair value of $60,000.

NOTE 14 – SEGMENT INFORMATION

We report segment information in accordance with the provisions of SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"), which requires segment information to be disclosed based upon a "management approach." The management approach refers to the internal reporting that is used by management for making operating decisions and assessing the performance of our reportable segments. During the third quarter of fiscal 2003, we revised our methodology for evaluating and reporting profitability. Additionally, as a result of the launch of our new *Child of Mine* brand with Wal-Mart, we have expanded our presence in the mass channel resulting in the establishment of a new segment of our business.

Under our previous method of evaluating and reporting the profitability of our segments, each segment's results included costs directly related to the segment's revenue and all other costs were allocated based on the relationship to consolidated net sales or units produced to support each segment's revenue. Intersegment sales and transfers were recorded at cost and treated as a transfer of inventory. Under our new methodology, segment results include the direct costs of each segment (on the same basis as the previous methodology) and all other costs are allocated based upon detailed estimates and analysis of actual time and expenses incurred to support the operations of each segment or units produced or sourced to support each segment's revenue. Certain costs, including incentive compensation for certain employees, the Berkshire Partners LLC management fee (see Note 13 to the consolidated financial statements), and various other general corporate costs that are not specifically allocable to our segments, are included in other reconciling items below. Intersegment sales and transfers continue to be recorded at cost and treated as a transfer of inventory. Prior period segment information has been reclassified to conform with the current presentation. The accounting policies of the segments are the same as those described in Note 2 "Summary of Significant Accounting Policies" to the consolidated financial statements.

The table below presents certain segment information for the periods indicated:

	Successor						Predecessor	
	For fiscal years ended				For the period from August 15, 2001 through		For the period from December 31, 2000 through	
(dollars in thousands)	January 3, 2004	% of Total	December 28, 2002	% of Total	December 29, 2001	% of Total	August 14, 2001	% of Total
NET SALES:								
Wholesale	$356,888	51%	$301,993	52%	$118,116	50%	$144,779	51%
Retail	263,206	37%	253,751	44%	108,091	46%	127,088	45%
Mass channel	83,732	12%	23,803	4%	9,573	4%	10,860	4%
Total net sales	$703,826	100%	$579,547	100%	$235,780	100%	$282,727	100%
EBITDA:								
Wholesale	$ 61,214		$ 54,582		$ 14,616		$ 18,087	
Retail	58,379		59,434		31,918		23,158	
Mass channel	8,052		(1,780)		(306)		(378)	
Other reconciling items	(40,244)		(32,978)		(7,977)		(40,746)	
Total EBITDA	$ 87,401		$ 79,258		$ 38,251		$ 121	

A reconciliation of EBITDA to net income (loss) is presented below:

		Successor		Predecessor
	For the years ended		For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001
(dollars in thousands)	January 3, 2004	December 28, 2002		
EBITDA	$ 87,401	$ 79,258	$ 38,251	$ 121
Depreciation and amortization expense	(22,216)	(18,693)	(6,918)	(12,245)
Interest expense, net	(26,259)	(28,301)	(11,100)	(11,730)
(Provision for) benefit from income taxes	(15,648)	(13,011)	(7,395)	6,857
Net income (loss)	$ 23,278	$ 19,253	$ 12,838	$(16,997)

EBITDA shown above represents earnings before interest, income tax expense, depreciation, and amortization. EBITDA is presented because it is one measurement used by management in assessing financial performance, and we believe it is helpful to investors, securities analysts, and other interested parties in evaluating performance of companies in our industry. EBITDA is also a measure used as a basis for calculating our financial covenants under our senior credit facility. EBITDA is not a measurement of financial performance under generally accepted accounting principles in the United States of America. It should not be considered as an alternative to cash flow from operating activities, as a measure of liquidity, an alternative to net income, or any other measures of performance derived in accordance with generally accepted accounting principles in the United States of America. Our definition and calculation of EBITDA may not be comparable to similarly titled measures used by other companies.

The table below represents inventory by segment:

		Successor, at	
(dollars in thousands)	January 3, 2004	December 28, 2002	December 29, 2001
Wholesale	$ 64,605	$ 78,113	$63,278
Retail	19,817	23,065	22,878
Mass channel	20,338	4,522	2,913
	$104,760	$105,700	$89,069

Wholesale inventories include inventory produced and warehoused for the retail segment.

The following represents property, plant, and equipment, net, by geographic area:

		Successor, at	
(dollars in thousands)	January 3, 2004	December 28, 2002	December 29, 2001
United States	$47,676	$45,301	$40,603
International	2,826	5,175	5,900
	$50,502	$50,476	$46,503

Our international operations consist of sewing facilities and, accordingly, no revenues are recorded at these locations.



The following represents goodwill by segment:

(dollars in thousands)	Successor, at	
	January 3, 2004	December 28, 2002
Wholesale	$ 52,843	$ 52,843
Retail	83,654	83,654
Mass channel	2,785	2,785
	$139,282	$139,282

NOTE 15 – CLOSURE OF MANUFACTURING FACILITIES

In the first quarter of fiscal 2001, we announced our plans to close our sewing facility located in Harlingen, Texas, which subsequently closed and ceased operations on May 11, 2001. In the first quarter of 2001, we recorded a charge of approximately $582,000 for closure costs and involuntary termination benefits and a non-cash charge of approximately $742,000 related to the write-down of the asset value of the facility to its estimated net realizable value. As of March 30, 2002, all of the costs provided for in the first quarter of 2001 for severance and other termination benefits had been paid.

In the second quarter of fiscal 2001, we announced our plans to close our fabric printing operations located in Barnesville, Georgia, which subsequently closed and ceased operations on June 29, 2001. In the second quarter of 2001, we recorded a charge of approximately $534,000 for closure costs and involuntary termination benefits and a non-cash charge of approximately $2.4 million related to the write-down of the asset value of these fabric printing operations to estimated net realizable value. As of June 29, 2002, all of the costs provided for in the second quarter of 2001 for severance and other termination benefits had been paid.

In connection with the Acquisition, we re-evaluated the requirements for certain manufacturing operations, which we had previously planned to maintain to support our long-term revenue growth plans. After a thorough assessment of alternative sourcing opportunities, we decided to exit certain manufacturing operations. We made this decision in connection with our new ownership in advance of the Acquisition. As a result of this decision, on October 23, 2001, we announced our plans to close our cutting and fabric warehouse operations located in Griffin, Georgia, our embroidery operation located in Milner, Georgia, our bed and bath sewing and finishing operation located in Barnesville, Georgia, and our sewing facility located in San Pedro, Dominican Republic, all of which subsequently closed and ceased operations before the end of fiscal 2001. At the time of the Acquisition, we established a liability for these plant closures. As of June 29, 2002, all of the severance and other termination costs associated with these plant closures had been paid.

The assets associated with the embroidery operations at Milner, Georgia were sold during the first quarter of 2002. During the second and third quarters of 2002, the assets related to our printing and sewing and finishing operations located in Barnesville, Georgia were sold. In the fourth quarter of fiscal 2002, we recorded a charge of approximately $150,000 related to a reduction in the carrying value of the land and building held for sale located in Barnesville, Georgia which was sold in the second quarter of 2003.

In July of 2003, we decided to exit our sewing facilities located in Costa Rica given our ability to obtain lower costs from third-party suppliers. Such closures were announced on September 16, 2003 and the facilities were held and used for production through the end of November 2003. Total employees terminated as of January 3, 2004 were approximately 1,474. The remaining employees will be terminated by the end of March 2004. As a result of these closures, we have recorded approximately $1,306,000 in accelerated depreciation during the third and fourth quarters of 2003 (included in cost of goods sold). Additionally, we have recorded plant closure costs of $1,041,000 comprised of $184,000 of asset impairment charges, $483,000 of severance, and $374,000 in other exit costs. We have also incurred approximately $424,000 of federal income tax expense related to the dissolution of the Costa Rican subsidiary (included in the provision for income taxes). As of January 3, 2004, we have accrued severance of $274,000, included in current liabilities in the accompanying balance sheet. During the first quarter of 2004, we expect to incur $0.9 million in additional severance and other exit costs.

NOTE 16 – UNAUDITED QUARTERLY FINANCIAL DATA

Unaudited summarized financial data by quarter for the years ended January 3, 2004 and December 28, 2002 is presented in the table below:

(dollars in thousands, except per share data)	Quarter 1	Quarter 2	Quarter 3	Quarter 4
2003:				
Net sales	$165,993	$140,008	$212,135	$185,690
Gross profit	60,604	49,855	75,684	69,143
Selling, general, and administrative expenses	44,921	41,843	51,896	49,368
Royalty income	(2,554)	(1,903)	(3,692)	(2,876)
Operating income	18,237	9,915	27,365	19,123
Net income	6,910	2,088	12,655	1,625
Basic EPS	0.31	0.09	0.56	0.06
Diluted EPS	0.29	0.09	0.52	0.06
2002:				
Net sales	$124,595	$119,095	$165,779	$170,078
Gross profit	47,889	45,732	65,137	68,638
Selling, general, and administrative expenses	39,271	39,642	43,118	52,079
Royalty income	(1,961)	(1,814)	(2,461)	(2,116)
Operating income	10,579	7,904	24,480	17,602
Net income	2,269	506	10,578	5,900
Basic EPS	0.10	0.02	0.47	0.26
Diluted EPS	0.10	0.02	0.45	0.25

NOTE 17 – FINANCIAL INFORMATION OF THE WILLIAM CARTER COMPANY

The stockholder's equity of TWCC as of January 3, 2004 equals that of Carter's, Inc., however, its components of the common stock and additional paid-in capital accounts are different. The table below presents information regarding the balances and changes in common stock and additional paid-in capital of TWCC for each of the three fiscal years ended January 3, 2004:

(dollars in thousands)	Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)
PREDECESSOR:			
Balance at December 30, 2000	$ –	$ 53,771	$ 11,626
Capital contributions from Carter's, Inc.		60	
Accrued dividends and accretion on redeemable preferred stock		(1,671)	
Other dividends		(60)	
Net loss			(14,428)
Balance at August 14, 2001	$ –	$ 52,100	$ (2,802)
SUCCESSOR:			
Balance at August 15, 2001	$ –	$144,877	$ –
Net income			12,838
Balance at December 29, 2001	–	144,877	12,838
Capital contributions from Carter's, Inc.		1,000	
Stock compensation		768	
Net income			19,253
Balance at December 28, 2002	–	146,645	32,091
Capital contributions from Carter's, Inc.[1]		95,092	
Dividend to Carter's, Inc.			(24,893)
Stock compensation		323	
Net income			23,278
Balance at January 3, 2004	$ –	$242,060	$ 30,476

(1) Includes the net proceeds received by Carter's, Inc. of approximately $93.9 million from the sale of its common stock as further described in Note 1 to the consolidated financial statements that were contributed to TWCC, $600,000 related to the sale of common stock to two of our directors, and a capital contribution of $623,000 from Carter's, Inc.



Subsequent to the Acquisition described in Note 1 to the consolidated financial statements, there are substantially no differences in the statements of operations and cash flows of Carter's, Inc. and TWCC and substantially no differences in the balance sheet other than the components of equity. Prior to the Acquisition, differences existed between Carter's, Inc. and TWCC that resulted from the treatment of outstanding 12% senior subordinated notes on Carter's, Inc. The proceeds of these notes were used by Carter's, Inc. to purchase all of the outstanding redeemable preferred stock of TWCC. As a result, there were differences in the statements of operations between Carter's, Inc. and TWCC in interest expense, debt issuance amortization expense, and income tax expense. Differences in the balance sheets between Carter's, Inc. and TWCC included deferred debt issuance costs, current and deferred taxes, taxes payable, current and long-term debt, and equity.

The following provides a reconciliation of the differences in net loss between Carter's, Inc. and TWCC for the Predecessor period from December 31, 2000 through August 14, 2001 in addition to cash flow and other data:

(dollars in thousands)	For the Predecessor period from December 31, 2000 through August 14, 2001
TWCC STATEMENT OF OPERATIONS DATA:	
Carter's, Inc. net loss	$(16,997)
Interest expense (net of tax)	992
Debt issuance amortization (net of tax)	107
Loss on extinguishment of debt (net of tax)	1,470
TWCC net loss	$(14,428)
TWCC CASH FLOW DATA:	
Net cash provided by operating activities	$ 1,375
Net cash used in investing activities	(9,266)
Net cash provided by financing activities	4,718
OTHER DATA:	
Depreciation and amortization	$ 12,245

Since October 24, 2003, Carter's, Inc.'s common stock has traded on the New York Stock Exchange under the symbol CRI. Prior to October 24, 2003, Carter's, Inc.'s common stock was not publicly traded. The last reported sale price per share of Carter's, Inc.'s common stock on March 17, 2004 was $30.30, and on that date there were 3,171 holders of record of Carter's, Inc.'s common stock.

The following table sets forth for the period indicated the high and low sales prices per share of common stock as reported by the New York Stock Exchange:

2003	High	Low
Fourth quarter (commencing October 24, 2003)	$29.90	$23.40

DIVIDENDS

On July 31, 2003, we paid a cash dividend of approximately $24.9 million on the outstanding shares of Carter's, Inc.'s common stock to the stockholders of record as of July 30, 2003. At the same time, we paid a special bonus of approximately $2.5 million to our vested option holders. This special bonus was recorded as compensation expense during the third quarter of 2003.

Provisions in the senior credit facility restrict us from paying future dividends and making other distributions and transfers (see Note 5 to the accompanying consolidated financial statements). We do not anticipate paying additional cash dividends on Carter's, Inc.'s common stock in the foreseeable future but intend to retain future earnings, if any, for debt reduction, reinvestment in the future operation, and expansion of our business and related development activities. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, terms of financing arrangements, capital requirements, and such other factors as our board of directors deems relevant. Provisions in the indenture governing TWCC's senior subordinated notes restrict its ability to pay dividends to Carter's, Inc. except to the extent that TWCC has cumulative net income, in which case it may use 50% of such amount to pay dividends or make other restricted payments.

carter's

BOARD OF DIRECTORS

Frederick J. Rowan, II
Chairman of the Board of Directors,
President, and Chief Executive Officer

Bradley M. Bloom
Managing Director, Berkshire Partners LLC

Paul Fulton
Non-Executive Chairman of the Board,
Bassett Furniture Industries, Incorporated

Ross M. Jones
Managing Director, Berkshire Partners LLC

David Pulver
President, Cornerstone Capital, Inc.

John R. Welch
Former President
of Mast Industries (Far East) Ltd.

Thomas Whiddon
Former Executive Vice President,
Logistics and Technology and
Chief Financial Officer of
Lowe's Companies, Inc.

EXECUTIVE OFFICERS

Frederick J. Rowan, II
Chairman of the Board of Directors,
President, and Chief Executive Officer

David A. Brown
Executive Vice President, Operations

Michael D. Casey
Executive Vice President
and Chief Financial Officer

Joseph Pacifico
President, Marketing

Charles E. Whetzel, Jr.
Executive Vice President,
Global Sourcing

EXECUTIVE MANAGEMENT COMMITTEE

Frederick J. Rowan, II
Chairman of the Board of Directors,
President, and Chief Executive Officer

David A. Brown
Executive Vice President, Operations

Michael D. Casey
Executive Vice President
and Chief Financial Officer

Joseph Pacifico
President, Marketing

Charles E. Whetzel, Jr.
Executive Vice President,
Global Sourcing

Doug Boyle
Senior Vice President, Global Sourcing

Suzanne Calkins
Senior Vice President, Strategic Development

Joe Elles
Senior Vice President, Sales

Glenn Klages
Senior Vice President, Supply Chain

Trevor Lang
Vice President, Finance

Eric M. Martin
Director, Investor Relations

Kevin W. Mitchael
Vice President, Brand and
Consumer Marketing

Robin Rice
Executive Vice President, Marketing

Joe Shannon
President, Retail Stores

COMPANY ADDRESS

Carter's, Inc.
1170 Peachtree Street NE, Suite 900
Atlanta, GA 30309

Web site: www.carters.com

ANNUAL MEETING

The Annual Meeting of Shareholders is scheduled for
9:00 a.m., Friday, May 14 at The Four Seasons Hotel
75 Fourteenth Street NE, Atlanta, GA 30309

STOCK EXCHANGE LISTING

New York Stock Exchange (Trading Symbol "CRI")

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
300 Atlantic Street
Stamford, CT 06901

LEGAL COUNSEL

Ropes & Gray LLP
One International Place
Boston, MA 02110

TRANSFER AGENT

American Stock Transfer
59 Maiden Lane
New York, NY 10038

INVESTOR RELATIONS

For further information on Carter's, additional copies of this report,
Form 10-K, or other financial information, contact:

Eric M. Martin
Director, Investor Relations
1170 Peachtree Street NE, Suite 900
Atlanta, GA 30309
404.745.2700

References to market share in this annual report reflect our estimated share of a market expressed as a percentage of total retail revenues, of such market, derived from NPD Fashionworld's data issued February 5, 2004. Carter's revises the NPD's market definitions to better reflect the nature of the childrenswear business.

Consumer claims are based on a 2001 research study conducted by Fitzgerald & Co. entitled "Carter's Infant and Children's Wear Brand: Awareness and Attitudes."

carter's